SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2005

Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                               Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                               No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as gas, telecommunications and other communication services. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:

-	Notice of a change in the share capital of Enel S.p.A. dated June 14, 2005;
-	Press Release dated June 14, 2005;
-	Notices relating to trading of Enel shares by Senior Management dated from May 30, 2005 to June 14, 2005;
-	Report on the first quarter of 2005.

Notice of a change in the share capital of Enel S.p.A.

Enel S.p.A. informs the market of the new composition of its share capital (entirely subscribed and paid up) following the partial execution – during the period between May 16, 2005 and May 31, 2005 – of the resolutions to increase the aforesaid capital adopted by the Board of Directors at its meetings on April 9, 2001 (for the Stock-option Plan for the year 2001), April 10, 2003 (for the Stock-option Plan for the year 2002), April 7, 2004 (for the Stock-option Plan for the year 2003) and March 30, 2005 (for the Stock-option Plan for the year 2004). Specifically, in the aforesaid period between May 16, 2005 and May 31, 2005 a total of 5,531,653 ordinary Enel S.p.A. shares were issued and subscribed, of which (i) 4,326,470 shares regarding the Stock-option Plan for the year 2001, (ii) 224,400 shares regarding the Stock-option Plan for the year 2002, (iii) 427,583 shares regarding the Stock-option Plan for the year 2003 and (iv) 553,200 shares regarding the Stock-option Plan for the year 2004. The Board of Directors had been specifically authorized to resolve such capital increases by the extraordinary Shareholders’ Meetings of December 18, 1999 (regarding the Stock-option Plan for the year 2001), May 25, 2001 (regarding the Stock-option Plan for the year 2002), May 23, 2003 (regarding the Stock-option Plan for the year 2003) and May 21, 2004 (regarding the Stock-option Plan for the year 2004).

The attestation regarding the new amount of the share capital was filed for recording with the register of companies in Rome on June 14, 2005.

	Current share capital			Previous share capital
			Par value			Par value
	Euro	N. of shares	each	Euro	N. of shares	each
Total	6,130,370,241	6,130,370,241	1 Euro	6,124,838,588	6,124,838,588	1 Euro

Of which:
Ordinary shares	6,130,370,241	6,130,370,241	1 Euro	6,124,838,588	6,124,838,588	1 Euro

(rank for dividend pari passu: January 1, 2004) current coupon number 5

Press Release

Rome, June 14, 2005 – Pursuant to the provisions of Consob Communication no. 5025723 of April 15, 2005, Enel announces that the independent auditors KPMG S.p.A. have completed a full audit of the reconciliations envisaged under IFRS 1 (First-time adoption of International Financial Reporting Standards).

The text of the report issued by KPMG S.p.A. on the document “Transition to International Accounting Standards (IFRS)” has already been published both on Enel’s website (www.enel.it) and Borsa Italiana’s website (www.borsaitalia.it).

KPMG S.p.A.’s audit was completed ahead of the original schedule, which had envisaged release of the auditors’ opinion together with Enel’s semi-annual report for 2005, in view of the upcoming global offering of Enel shares by the Ministry of the Economy and Finance.

Notices relating to trading of Enel shares by Senior Management

Company: Enel S.p.A.

Reference period: 2nd quarter (April – June) 2005

Disclosure:            periodic                                  immediate                                   delayed

Declarer: Fabio Bonomo	Title: Company Law and Securities Exchange Regulations Compliance Manager Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount
		Financial				paid/received in the
Date	Transaction [1]	instrument [2]	ISIN code	Quantity	Unit price	transaction	Source [3]

May 31, 2005	S	AZO Enel	IT0003128367	23,632	€7.272	€171,851.90	Exercise of stock options

May 31, 2005	V	AZO Enel	IT0003128367	23,632	€7.350	€173,695.20	Market transaction

Sub-TOTAL (A) [4]						€ 345,547.10

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial		ISIN	financial		Unit			Unit		Fea-
Date	Transaction [5]	instrument [6]	Category [7]	code	instrument [8]	Qty	price	Amount	Qty	price	Amount	tures [9]

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B) [10]											0

TOTAL (A) + (B)											€345,547.10

1 Indicate the kind of transaction:
A = Purchase;
V = Sale;
S = Subscription;
O = other, in which case specify.

2 Indicate the financial instrument involved in the transaction:
AZO = ordinary shares;
AZP = preferred shares;
AZR = saving shares;
OBCV = convertible bonds;
O = other, in which case specify the financial instrument.
Also indicate the company that issued the financial instrument involved in the transaction.

3 Indicate the kind of action from which the transaction derives:
- market transaction;
- off-market transaction;
- conversion of convertible bonds;
- exercise of stock options or preemptive rights;
- exercise of warrants;
- exercise of derivative instruments or covered warrants;
- other, in which case specify.

4 Indicate the total amount of the transactions listed in the form.

5 Indicate the kind of transaction:
A = Purchase;
V = Sale;
O = other, in which case specify.

6 Indicate the kind of derivative financial instrument involved in the transaction:
W = warrants;
OPZ = options;
PR = traditional option contracts;
CW = covered warrants;
O = other, in which case specify.

7 Indicate the category of derivative financial instrument involved in the transaction:
C = call;
P = put;
O = other, in which case specify.

8 Indicate the financial instrument underlying the derivative contract (or the warrant or covered warrant) and the company that issued such financial instrument.

9 Indicate the main conditions characterizing the derivative financial instrument (or the warrant or covered warrant) involved in the transaction (including at least: strike price, exercise ratio and expiry date).

10 Indicate the total amount of the transactions listed in the form, calculated taking in consideration the potential investment/disinvestment.

Company: Enel S.p.A.

Reference period: 2nd quarter (April – June) 2005

Disclosure:            periodic                                            immediate                                  delayed

Declarer: Alessandro Bufacchi	Title: Director of Information & Communication Technology Department Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount
		Financial				paid/received in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source

May 31, 2005	S	AZO Enel	IT0003128367	93,058	€7.272	€676,717.78	Exercise of stock options

May 31, 2005	V	AZO Enel	IT0003128367	93,058	€7.395	€688,163.91	Market transaction

May 31, 2005	S	AZO Enel	IT0003128367	24,150	€6.242	€150,744.30	Exercise of stock options

May 31, 2005	V	AZO Enel	IT0003128367	24,150	€7.395	€178,589.25	Market transaction

Sub-TOTAL (A)						€ 1,694,215.24

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial		ISIN	financial		Unit			Unit		Fea-
Date	Transaction	instrument	Category	code	instrument	Qty	price	Amount	Qty	price	Amount	tures

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€1,694,215.24

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.

Reference period: 2nd quarter (April – June) 2005

Disclosure:            periodic                                             immediate                                            delayed

Declarer: Vincenzo Cannatelli	Title: Chairman of the Board of Directors of Enel Distribuzione S.p.A. and Chief Operating Officer of Infrastructure, Networks and Sales Division

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount
		Financial				paid/received in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source

June 7, 2005	S	AZO Enel	IT0003128367	295,120	€7.272	€2,146,112.64	Exercise of stock options

June 7, 2005	V	AZO Enel	IT0003128367	295,120	€7.450	€2,198,644.00	Market transaction

Sub-TOTAL (A)						€ 4,344,756.64

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial		ISIN	financial		Unit			Unit		Fea-
Date	Transaction	instrument	Category	code	instrument	Qty	price	Amount	Qty	price	Amount	tures

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€ 4,344,756.64

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.

Reference period: 2nd quarter (April – June) 2005

Disclosure:            periodic                                             immediate                                             delayed

Declarer: Antonio Cardani	Title: Director of Audit Department Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount
		Financial				paid/received in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source

June 7, 2005	S	AZO Enel	IT0003128367	93,058	€7.272	€676,717.78	Exercise of stock options

June 7, 2005	V	AZO Enel	IT0003128367	93,058	€7.400	€688,629.20	Market transaction

June 7, 2005	S	AZO Enel	IT0003128367	24,150	€6.242	€150,744.30	Exercise of stock options

June 7, 2005	V	AZO Enel	IT0003128367	24,150	€7.400	€178,710.00	Market transaction

Sub-TOTAL (A)						€ 1,694,801.28

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial		ISIN	financial		Unit			Unit		Fea-
Date	Transaction	instrument	Category	code	instrument	Qty	price	Amount	Qty	price	Amount	tures

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€ 1,694,801.28

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.

Reference period: 2nd quarter (April – June) 2005

Disclosure:            periodic                                             immediate                                            delayed

Declarer: Salvatore Cardillo	Title: Director of Legal Department Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount
		Financial				paid/received in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source

June 7, 2005	S	AZO Enel	IT0003128367	93,058	€7.272	€676,717.78	Exercise of stock options

June 7, 2005	V	AZO Enel	IT0003128367	93,058	€7.400	€688,629.20	Market transaction

June 7, 2005	S	AZO Enel	IT0003128367	24,150	€6.242	€150,744.30	Exercise of stock options

June 7, 2005	V	AZO Enel	IT0003128367	24,150	€7.400	€178,710.00	Market transaction

Sub-TOTAL (A)						€ 1,694,801.28

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial		ISIN	financial		Unit			Unit		Fea-
Date	Transaction	instrument	Category	code	instrument	Qty	price	Amount	Qty	price	Amount	tures

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€ 1,694,801.28

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.

Reference period: 2nd quarter (April – June) 2005

Disclosure:            periodic                                             immediate                                             delayed

Declarer: Fulvio Conti	Title: Chief Executive Officer and General Manager of Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount
		Financial				paid/received in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source

June 2, 2005	S	AZO Enel	IT0003128367	53,227	€7.272	€387,066.74	Exercise of stock options

June 2, 2005	V	AZO Enel	IT0003128367	53,227	€7.390	€393,347.53	Market transaction

June 6, 2005	S	AZO Enel	IT0003128367	150,000	€7.272	€1,090,800.00	Exercise of stock options

June 6, 2005	V	AZO Enel	IT0003128367	150,000	€7.3753	€1,106,295.00	Market transaction

June 7, 2005	S	AZO Enel	IT0003128367	50,000	€7.272	€363,600.00	Exercise of stock options

June 7, 2005	V	AZO Enel	IT0003128367	50,000	€7.455	€372,750.00	Market transaction

June 9, 2005	S	AZO Enel	IT0003128367	50,000	€7.272	€363,600.00	Exercise of stock options

June 9, 2005	V	AZO Enel	IT0003128367	50,000	€7.490	€374,500.00	Market transaction

Sub-TOTAL (A)						€ 4,451,959.27

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial		ISIN	financial		Unit			Unit		Fea-
Date	Transaction	instrument	Category	code	instrument	Qty	price	Amount	Qty	price	Amount	tures

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€ 4,451,959.27

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.

Reference period: 2nd quarter (April – June) 2005

Disclosure: periodic	immediate	delayed
Declarer: Pierangelo Fadel		Title: Head of Legal and Corporate Affairs Department Enel Distribuzione S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount
		Financial				paid/received in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source

June 8, 2005	S	AZO Enel	IT0003128367	23,632	€ 7.272	€ 171,851.90	Exercise of stock options

June 8, 2005	V	AZO Enel	IT0003128367	23,632	€ 7.515	€ 177,594.48	Market transaction

Sub-TOTAL(A)						€ 349,446.38

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial		ISIN	financial		Unit			Unit		Fea-
Date	Transaction	instrument	Category	code	instrument	Qty	price	Amount	Qty	price	Amount	tures

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€ 349,446.38

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.

Reference period: 2nd quarter (April – June) 2005

Disclosure: periodic	immediate	delayed
Declarer: Fulvia Fazio		Title: Head of Communication Department Enel Distribuzione S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount
		Financial				paid/received in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source

June 8, 2005	S	AZO Enel	IT0003128367	23,632	€ 7.272	€ 171,851.90	Exercise of stock options

June 8, 2005	V	AZO Enel	IT0003128367	23,632	€ 7.495	€ 177,121.84	Market transaction

Sub-TOTAL(A)						€ 348,973.74

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial		ISIN	financial		Unit			Unit		Fea-
Date	Transaction	instrument	Category	code	instrument	Qty	price	Amount	Qty	price	Amount	tures

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€ 348,973.74

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.

Reference period: 2nd quarter (April – June) 2005

Disclosure: periodic	immediate	delayed
Declarer: Luigi Ferraris		Title: Head of Planning and Control Department Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount
		Financial				paid/received in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source

June 7, 2005	S	AZO Enel	IT0003128367	93,058	€ 7.272	€ 676,717.78	Exercise of stock options

June 7, 2005	V	AZO Enel	IT0003128367	93,058	€ 7.455	€ 693,747.39	Market transaction

Sub-TOTAL(A)						€ 1,370,465.17

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial		ISIN	financial		Unit			Unit		Fea-
Date	Transaction	instrument	Category	code	instrument	Qty	price	Amount	Qty	price	Amount	tures

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€ 1,370,465.17

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.

Reference period: 2nd quarter (April – June) 2005

Disclosure: periodic	immediate	delayed
Declarer: Claudio Machetti		Title: Head of Finance Department Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount
		Financial				paid/received in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source

May 30, 2005	S	AZO Enel	IT0003128367	50,000	€7.272	€363,600.00	Exercise of stock options

May 30, 2005	V	AZO Enel	IT0003128367	50,000	€7.380	€369,000.00	Market transaction

May 30, 2005	S	AZO Enel	IT0003128367	32,940	€7.272	€239,539.68	Exercise of stock options

May 30, 2005	V	AZO Enel	IT0003128367	32,940	€7.380	€243,097.20	Market transaction

June 6, 2005	S	AZO Enel	IT0003128367	10,118	€7.272	€73,578.10	Exercise of stock options

June 6, 2005	V	AZO Enel	IT0003128367	10,118	€7.370	€74,569.66	Market transaction

June 7, 2005	S	AZO Enel	IT0003128367	50,000	€6.426	€321,300.00	Exercise of stock options

June 7, 2005	V	AZO Enel	IT0003128367	50,000	€7.465	€373,250.00	Market transaction

June 8, 2005	S	AZO Enel	IT0003128367	35,000	€6.426	€224,910.00	Exercise of stock options

June 8, 2005	V	AZO Enel	IT0003128367	35,000	€7.495	€262,325.00	Market transaction

Sub-TOTAL (A)						€ 2,545,169.64

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial		ISIN	financial		Unit			Unit		Fea-
Date	Transaction	instrument	Category	code	instrument	Qty	price	Amount	Qty	price	Amount	tures

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€ 2,545,169.64

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.

Reference period: 2nd quarter (April – June) 2005

Disclosure: periodic	immediate	delayed
Declarer: Maria Cristina Milano		Title: Head of Communication Department Enel Produzione S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount
		Financial				paid/received in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source

May 30, 2005	S	AZO Enel	IT0003128367	23,632	€ 7.272	€ 171,851.90	Exercise of stock options

May 30, 2005	V	AZO Enel	IT0003128367	23,632	€ 7.370	€ 174,167.84	Market transaction

Sub-TOTAL(A)						€ 346,019.74

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial		ISIN	financial		Unit			Unit		Fea-
Date	Transaction	instrument	Category	code	instrument	Qty	price	Amount	Qty	price	Amount	tures

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€ 346,019.74

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.

Reference period: 2nd quarter (April – June) 2005

Disclosure: periodic	immediate	delayed
Declarer: Vito Rossi		Title: Head of Department of Corporate Affairs Enel Produzione S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount
		Financial				paid/received in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source

May 31, 2005	S	AZO Enel	IT0003128367	23,632	€7.272	€171,851.90	Exercise of stock options

May 31, 2005	V	AZO Enel	IT0003128367	23,632	€7.325	€173,104.40	Market transaction

June 7, 2005	S	AZO Enel	IT0003128367	15,218	€5.240	€79,742.32	Exercise of stock options

June 7, 2005	V	AZO Enel	IT0003128367	15,218	€7.400	€112,613.20	Market transaction
June 7, 2005	S	AZO Enel	IT0003128367	5,100	€6.242	€31,834.20	Exercise of stock options

June 7, 2005	V	AZO Enel	IT0003128367	5,100	€7.475	€38,122.50	Market transaction

Sub-TOTAL (A)						€ 607,268.52

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial		ISIN	financial		Unit			Unit		Fea-
Date	Transaction	instrument	Category	code	instrument	Qty	price	Amount	Qty	price	Amount	tures

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€ 607,268.52

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.

Reference period: 2nd quarter (April – June) 2005

Disclosure: periodic	immediate	delayed
Declarer: Marco Salemme		Title: Head of Administration Department Enel Produzione S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount
		Financial				paid/received in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source

May 30, 2005	S	AZO Enel	IT0003128367	23,632	€ 7.272	€ 171,851.90	Exercise of stock options

May 30, 2005	V	AZO Enel	IT0003128367	23,632	€ 7.370	€ 174,167.84	Market transaction

Sub-TOTAL(A)						€ 346,019.74

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial		ISIN	financial		Unit			Unit		Fea-
Date	Transaction	instrument	Category	code	instrument	Qty	price	Amount	Qty	price	Amount	tures

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€ 346,019.74

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.

Reference period: 2nd quarter (April – June) 2005

Disclosure: periodic	immediate	delayed
Declarer: Roberto Sambuco		Title: Head of Communication and Institutional Affairs Department Wind S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount
		Financial				paid/received in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source

June 8, 2005	S	AZO Enel	IT0003128367	10,200	€ 6.242	€ 63,668.40	Exercise of stock options

June 8, 2005	V	AZO Enel	IT0003128367	10,200	€ 7.500	€ 76,500.00	Market transaction

Sub-TOTAL(A)						€ 140,168.40

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial		ISIN	financial		Unit			Unit		Fea-
Date	Transaction	instrument	Category	code	instrument	Qty	price	Amount	Qty	price	Amount	tures

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€ 140,168.40

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.

Reference period: 2nd quarter (April – June) 2005

Disclosure: periodic	immediate	delayed
Declarer: Claudio Sartorelli		Title: Director of Department of Corporate Affairs Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount
		Financial				paid/received in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source

June 7, 2005	S	AZO Enel	IT0003128367	93,058	€ 7.272	€ 676,717.78	Exercise of stock options

June 7, 2005	V	AZO Enel	IT0003128367	93,058	€ 7.390	€ 687,698.62	Market transaction

Sub-TOTAL(A)						€ 1,364,416.40

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial		ISIN	financial		Unit			Unit		Fea-
Date	Transaction	instrument	Category	code	instrument	Qty	price	Amount	Qty	price	Amount	tures

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€ 1,364,416.40

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.

Reference period: 2nd quarter (April – June) 2005

Disclosure: periodic	immediate	delayed
Declarer: Luca Solfaroli Camillocci		Title: Head of Planning and Control Department Enel Produzione S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount
		Financial				paid/received in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source

June 14, 2005	S	AZO Enel	IT0003128367	24,150	€ 6.242	€ 150,744.30	Exercise of stock options

June 14, 2005	V	AZO Enel	IT0003128367	24,150	€ 7.520	€ 181,608.00	Market transaction

Sub-TOTAL(A)						€ 332,352.30

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial		ISIN	financial		Unit			Unit		Fea-
Date	Transaction	instrument	Category	code	instrument	Qty	price	Amount	Qty	price	Amount	tures

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€ 332,352.30

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.

Reference period: 2nd quarter (April – June) 2005

Disclosure: periodic	immediate	delayed
Declarer: Luciana Tarozzi		Title: Head of Administration Department Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount
		Financial				paid/received in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source

June 6, 2005	S	AZO Enel	IT0003128367	93,058	€ 7.272	€ 676,717.78	Exercise of stock options

June 6, 2005	V	AZO Enel	IT0003128367	93,058	€ 7.375	€ 686,302.75	Market transaction

Sub-TOTAL(A)						€ 1,363,020.53

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial		ISIN	financial		Unit			Unit		Fea-
Date	Transaction	instrument	Category	code	instrument	Qty	price	Amount	Qty	price	Amount	tures

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€ 1,363,020.53

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.

Reference period: 2nd quarter (April – June) 2005

Disclosure: periodic	immediate	delayed
Declarer: Eugenio Vaccari		Title: Head of Department of Legal Affairs Enel Produzione S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount
		Financial				paid/received in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source

June 10, 2005	S	AZO Enel	IT0003128367	10,200	€ 6.242	€ 63,668.40	Exercise of stock options

June 10, 2005	V	AZO Enel	IT0003128367	10,200	€ 7.500	€ 76,500.00	Market transaction

Sub-TOTAL(A)						€ 140,168.40

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial		ISIN	financial		Unit			Unit		Fea-
Date	Transaction	instrument	Category	code	instrument	Qty	price	Amount	Qty	price	Amount	tures

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€ 140,168.40

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Report on the 1st Quarter
of 2005

The Enel structure

Foreword

Enel’s unaudited Consolidated Quarterly Report at March 31, 2005 was prepared in accordance with accounting principles and methods established by the IFRS that are expected to be applicable at December 31, 2005.

The Report was prepared in accordance with the provisions of article 82 of Consob Regulation no. 11971/1999 (as amended by Resolution no. 14990 of April 14, 2005), and as indicated in Attachment 3D of the said Regulation.

Figures provided for comparative purposes for the 1st Quarter of 2004 were restated in accordance with IFRS. The First-time Adoption of IFRS 1 Appendix shows reconciliations provided in accordance with the IFRS 1 principle, accompanied by notes on criteria adopted in the their preparation. Such criteria could differ with IFRS applicable at December 31, 2005 due both to future policies of the European Commission on the homologation of international accounting principles and the issue of new principles or interpretations on the part of competent Authorities.

Highlights

	1st Quarter
	2005	2004

Income data (in millions of euro)
Revenues	9,685	7,981
Gross operating margin	2,527	2,599
Operating income	1,638	1,723
Group net income	768	729

Financial data (in millions of euro)
Net capital employed	43,623	43,580	(1)
Net financial debt	23,591	24,514	(1)
Shareholders’ Equity including minority interests	20,032	19,066	(1)
Cash generated by current operating activities	1,608	1,636
Capital expenditure on tangible and intangible assets	629	624

Per share data (euro)
Group net income per share at March 31, 2005	0.13	0.12
Group Shareholders’ Equity per share	3.08	2.94	(1)

Operating data
Domestic electricity sales on the free and regulated market (TWh) (2)	38.5	40.8
Electricity transported on the domestic distribution network (TWh) (2)	63.0	63.1
Gas sales (billion cubic meters)	2.9	2.7
- of which to end users (billion cubic meters)	2.2	2.1
Net domestic electricity generation (TWh)	28.2	32.0
Employees at period-end (no.)	61,807	61,898	(1)

Market indicators
Average tariff covering fuel costs (€¢/kWh)	4.12	3.98
Average Brent oil price ($/b)	47.5	32.0
Low-sulfur content fuel oil average price ($/t) (3)	218.7	165.4
Average price of coal ($/t) (4)	48.0	44.1
Average $/€ exchange rate	1.311	1.250
Six-month Euribor rate (average for the period)	2.19%	2.07%

(1)	At December 31, 2004.

(2)	Excluding sales to resellers.

(3)	Platt’s CIF Med Index.

(4)	Coal Week International Index for the mix considered by the Authority for Electricity and Gas.

Divisions

	Revenues			Gross operating margin			Operating income
In millions of euro	1st Quarter			1st Quarter			1st Quarter
	2005	2004		2005	2004		2005	2004

Generation and Energy Management	3,568	3,101	15.1%	930	1,053	-11.7%	633	744	-14.9%
Networks, Infrastructure and Sales	5,086	5,475	-7.1%	947	960	-1.4%	738	769	-4.0%
Transmission Networks	255	275	-7.3%	182	203	-10.3%	141	165	-14.5%
Telecommunications	1,162	1,068	8.8%	393	261	50.6%	73	(46)	—
Services and Other activities	289	466	-38.0%	49	68	-27.9%	29	38	-23.7%
Parent Company	251	241	4.1%	45	61	-26.2%	43	60	-28.3%
Elisions and adjustments	(926)	(2,645)	—	(19)	(7)	—	(19)	(7)	—

Total	9,685	7,981	21.4%	2,527	2,599	-2.8%	1,638	1,723	-4.9%

	Capital expenditure on tangible
	and intangible assets			Net capital employed			Employees (no.)
In millions of euro	1st Quarter
				at March	at Dec.		at March	at Dec.
	2005	2004		31, 2005	31, 2004		31, 2005	31, 2004

Generation and Energy Management	162	141	14.9%	15,147	14,931	1.4%	10,686	10,828	-1.3%
Networks, Infrastructure and Sales	322	334	-3.6%	12,305	12,334	-0.2%	35,262	35,537	-0.8%
Transmission Networks	30	59	-49.2%	3,638	3,602	1.0%	2,942	2,929	0.4%
Telecommunications	97	72	34.7%	11,433	11,562	-1.1%	8,301	8,188	1.4%
Services and Other activities	18	18	—	677	885	-23.5%	3,999	3,826	4.5%
Parent Company	—	—	—	—	—	—	617	590	4.6%
Elisions and adjustments	—	—	—	423	266	—	—	—	—

Total	629	624	0.8%	43,623	43,580	0.1%	61,807	61,898	-0.1%

Key events for the 1st Quarter of 2005 and subsequent events

Acquisition of Slovenské Electràrne (SE)

On February 17, 2005 Enel signed a contract for the acquisition of a 66% share in the capital stock of Slovenské Electràrne (SE), the main electricity generator in Slovakia and the second largest in Central-Eastern Europe. SE has a generation portfolio of about 7,000 MW (83% of Slovakia’s installed generation capacity), well balanced between thermal, hydro and nuclear power, with a very competitive generation cost. The consideration for the sale is euro 840 million.

Sale of electricity distribution network

In application of Legislative Decree no. 79/99, on February 18, 2005, Enel Distribuzione and Meta SpA signed a preliminary agreement for the sale to Meta SpA of the business relating to the distribution and sale of electricity in 18 municipalities of the Modena Province, for euro 127 million. The agreement provides for the transfer of over 3,700 kilometers of lines, serving about 80,000 customers with an aggregate annual consumption of 610 GW. The sale is expected to be concluded by the 1st Half of 2005.

Decree for the transfer of the ISO business to Terna

On February 28, 2005, Terna and Gestore della Rete di Trasmissione Nazionale (the ISO), in compliance with Decree of the President of the Council of Ministers (DPCM) dated May 11, 2004, signed a contract for the transfer to Terna of the ISO’s electricity dispatching, programming and development business unit. The price for the sale is euro 68.3 million, net of about euro 112 million of trade payables to Terna. The total value of the business transferred is euro 180 million. The sale and subsequent merger is subject to the following conditions:

•	the issue by the Ministry of Productive Activities of a new license for the transmission and dispatching of electricity on the whole national territory to Terna;

•	the approval by the Ministry of Productive Activities and the Authority for Electricity and Gas of the “Code for the transmission, dispatching, development and safety of the network“ provided for by the mentioned DPCM;

•	the issue by the Antitrust Authority of a favorable opinion on the transaction.

The authorization of the Antitrust Authority is currently pending while the other two conditions have been fulfilled.

Euro 300 million loan extended by the EIB to Terna

On March 1, 2005, Terna was extended a euro 300 million loan by the European Investment Bank (EIB) used to finance part of future capital expenditure in development. One third of the loan was paid on March 15, 2005, while the residual euro 200 million will be paid to Terna by the end of 2006. The loan has a term of 15 years and is repayable in constant semiannual installments from the fifth to the fifteenth year.

The annual rate of interest paid by Terna on the loan is equal to a rate for the period to be determined by the bank, plus a spread of 12 basis points that will not exceed, for the whole duration of the loan, the Euribor rate plus a spread of 27 basis points.

Euro 1 billion Public Offer of Enel bonds

The euro 1 billion Public Offer of Enel bonds reserved to Italian investors closed early on March 8, 2005. The bond issue represents part of the plan for the refinancing of the company’s debt and was resolved by Enel’s Board of Directors on July 28, 2004.

The issue consists of two bonds, both with a 7-year maturity, of which euro 600 million issued at a fixed rate of 3.625%, and euro 400 million at a floating rate equal to the 6-month Euribor plus a spread of 10 basis points. Both are reimbursable in full on March 14, 2012.

Memorandum of understanding for the sale to Cassa Depositi e Prestiti of a share in the capital stock of Terna

On March 23, 2005, Enel and Cassa Depositi e Prestiti SpA signed a Memorandum of understanding for the sale to Cassa Depositi e Prestiti of a share not larger than 30% in the capital stock of Terna. Based on the current value of Terna stock and subject to price adjustments to reflect the market price of the stock, the consideration for the sale is euro 1,363 million. The transfer of the shares will become effective at the time the ownership and management of the National Transmission Network are unified once the mentioned condition is met.

Sale by Enel of a 13.86% share in the capital stock of Terna

On March 31, 2005, after an accelerated bookbuilding procedure with Italian and foreign investors, Enel sold 13.86% of the capital stock of subsidiary Terna for euro 568 million. The operation was settled through the delivery of the securities and the payment of the price on April 5, 2005. As a result of such sale, Enel’s share in Terna declines to 36.14%.

Binding offer for the sale of Enel’s equity investment in Wind

On April 9, 2005, the Board of Directors of Enel resolved, on the basis of binding offers received at such date, to give preference to the offer made by Weather Investments and to initiate exclusive negotiations for the sale of a controlling share in Wind.

Enel had previously expressed its intention to pursue an IPO for the divestment of its interests in the Telecommunications sector. In consideration, however, of the structure and time span of an IPO, Enel did not rule out, in the interest of its shareholders, to review offers that would provide an adequate valuation of its stake in Wind, allowing a more rapid divestment in the Telecommunications sector.

The decision taken by the Board of Directors, though occurred after December 31, 2004, influences significantly the valuation of Wind at such date. It has therefore been necessary to bring the book value of the investment into line with the market value of the same implicit in the mentioned binding offer.

Acquisition of Electrica Banat and Electrica Dobrogea

On April 28, 2005 Enel underwrote a contract for the acquisition of Romanian electricity distribution companies Electrica Banat and Electrica Dobrogea, which together serve about 1,400,000 customers, representing about 20% of Romania’s market for distribution and sale of electricity.

The amount paid for the acquisition, equal to euro 112 million, includes both the purchase of a 24.62% share in the capital stock of the two companies and the simultaneous underwriting of a capital increase. As a result of the transaction, Enel’s overall share in the two companies is 51%.

Disposal of Enel.Hydro

On May 10, 2005, Enel concluded the sale to Compagnie Generale des Eaux, a water sector holding company of the Veolia Environment Group, of the entire capital stock of Enel.Hydro, which holds Enel’s interests in the Water sector in the Calabria Region and in the Latina Province, in addition to a 20% stake in Idrosicilia SpA, a corporate vehicle through which Enel participates in water supply activities in Sicily. The total consideration for the sale amounts to approximately euro 36 million.

Regulatory aspects and tariffs

Pool Market for Electricity

From January 1, 2005, participants in the Pool Market began forming active demand for electricity, thus completing the reform of the domestic electricity market.

Subsequently, through Resolution no. 237/04, the Authority published new rules for dispatching, providing, among other things, for a transitional period (January-March 2005).

With Resolution no. 254/04, the Authority adapted the mechanism for the mitigation of the exercise of market power for 2005, introducing the ongoing monitoring of offers formulated by operators through cross checks performed on a number of indicators enabling to detect of out-of-line behaviors. Whenever limits set for the said indicators are exceeded, the operator responsible for the anomalies is required to make a binding fixed offer for its entire offer of electricity, both on the day-ahead market and the market for ancillary services, valid for thirty days subsequent to the behavior considered abusive. Against such offer, the operator receives a remuneration calculated based on the pay-as-bid method and not on the system marginal price. Enel appealed the Resolution at the Lombardy Regional Administrative Court, obtaining its suspension, subsequently confirmed by the State Council. The date for the hearings is set at May 24, 2005.

Auctions held by the Single Buyer

In December 2004, the Single Buyer held auctions to cover its requirements for 2005 relating to five energy commodities (coal, oil, gas, combined-cycle and peak energy) for a total of 18,000 MW. Enel won about 11,000 MW in the first auction (representing about 61% of the amount bid), and a further 425 MW in the second one (about 46% of the total).

In January 2005, the Single Buyer held another auction for “Contracts for differences” for a total of 1,500 MW. Enel won 1,000 MW (representing about 66.7% of the total).

Inquiries of the Authority for Electricity and Gas

Through Resolution no. 152/04 dated September 9, 2004 regarding the electricity black-out occurred on September 28, 2003, the Authority for Electricity and Gas (the Authority) initiated formal inquiries for the determination of possible responsibilities of operators. The term for the inquiry was extended to June 7, 2005.

On January 13, 2005, the Authority initiated a new inquiry on the performance of Pool Market prices between the 10th and the 14th of January whose results were published in April, together with the results of the inquiry relating to Pool Market prices in June 2004 (Resolution no. 25/05).

The conclusions of these inquiries were transmitted to the Antitrust Authority in view of the fact that they highlighted potential anomalies in the price formation process, the alleged abuse of market power on the part of Enel, and the alleged collusion with other operators in the sector. On April 6, 2005, the Antitrust Authority started an inquiry on Enel Produzione for alleged abuse of dominant position with regards to prices applied in the Pool Market, excluding collusion with other operators. The term set for the conclusion of the inquiry is March 31, 2006.

Tariffs– electricity sector

Through Resolution no. 252/04 dated December 30, 2004, the Authority set electricity tariffs for the first three months of 2005. Despite strong increases in the price of oil products, tariff increases were kept within the rate of inflation (a domestic average of 2.1%). With the same Resolution, the Authority also set the UC1 component at €¢0.05 per kWh with the aim of financing the unbalance arising in 2004 between revenues allowed and costs incurred for the purchase of electricity on the regulated market. The value of such component will be reviewed in 2005 to ensure the coverage of such unbalance through the Electricity Equalization Fund.

On March 31, 2005, through Resolution no. 54/05, the Authority set electricity tariffs for the three months from April to June 2005. As already mentioned, purchase strategies pursued by the Single Buyer were successful in reducing the impact of the strong increase in the price of oil products (up over 24% in the 1st Quarter of 2005 on the average for the previous year), containing the impact on the average domestic price to a 1.8% increase (net of tax). With the same Resolution the Authority also adjusted the A6 component aimed at covering system costs at 0.09 €¢/kWh to accelerate the coverage of stranded costs.

Tariffs– gas sector

Resolution no. 248/04, through which the Authority modified criteria used in the update of economic terms for the supply of gas with regards to the raw material component, was suspended by a ruling of the Lombardy Regional Administrative Court, subsequently confirmed by the State Council. While awaiting the hearing set for June 28, 2005, the

Authority updated the gas raw material component for the 1st Half of 2005 in accordance with rules applicable until 2004.

The Lombardy Regional Administrative Court ruled also the partial annulment of Resolution no. 170/04 relating to gas distribution tariffs. The Authority mandated the compliance by May, even partial, to the ruling permitting the update of distribution revenues allowed keeping into account any new capital expenditure made by operators. With regards to the other issue of the Resolution annulled by the Regional Administrative Court relating to the productivity gain coefficient, that according to the Resolution declines in line with productivity gains achieved, the Authority has announced that it will file an appeal with the State Council.

Overview and summary of results

Domestic electricity generation and demand

Domestic electricity flows (source: ISO)

In millions of kWh	1st Quarter
	2005	2004	Change

Gross electricity generation:

- thermal	62,677	63,664	(987)	-1.6%
- hydroelectric	10,072	9,952	120	1.2%
- geothermal and other resources	1,817	1,966	(149)	-7.6%
Total gross electricity generation	74,566	75,582	(1,016)	-1.3%

Auxiliary services consumption	(3,321)	(3,395)	74	2.2%

Net electricity generation	71,245	72,187	(942)	-1.3%

Net electricity imports	13,841	12,456	1,385	11.1%

Electricity delivered to the network	85,086	84,643	443	0.5%

Consumption for pumping	(2,665)	(2,759)	94	3.4%

Electricity demand	82,421	81,884	537	0.7%

•	Domestic electricity demand for the 1st Quarter of 2005 is in line with demand registered in the same period in 2004 (up 0.7%) at 82.4 billion kWh;

•	net electricity generation declined by 1.3%, covering 83.2% of electricity demand (84.8% in the 1st Quarter of 2004). Thermal generation declined by 1.6%, electricity generated from geothermal and other resources declined by 7.6%, while hydroelectric generation grew by 1.2% as a result of the better water supply;

•	net electricity imports grew by 11.1%, covering 16.8% of total demand (as compared with 15.2% in the 1st Quarter of 2004), due in part to the coming into operation of the S. Fiorano-Robbia 380 kV power line.

Enel domestic electricity generation and sales

Enel’s generation and sales (domestic)

In millions of kWh	1st Quarter
	2005	2004	Change

Net electricity generation	28,177	32,015	(3,838)	-12.0%

Electricity purchases	45,810	20,553	25,257	122.9%

Sales to wholesalers (1)	29,350	6,210	23,140	372.6%

Sales on the regulated market (2)	34,045	35,758	(1,713)	-4.8%

Sales on the free market (2)	4,502	5,010	(508)	-10.1%

Electricity transported on Enel’s network (2)	63,017	63,099	(82)	-0.1%

(1)	Sales made by generation companies and sales to resellers.

(2)	Excluding sales to resellers.

Before analyzing electricity flows on Enel’s network it is worth noting that, with the start of operation on April 1, 2004 of the Pool Market for Electricity and of operations of the Single Buyer, acting as intermediary between the Group’s generation and distribution companies, Enel’s electricity sales and purchases of electricity to and from third parties have increased considerably. The comparability of electricity purchase and wholesale sales figures for the 1st Quarter of 2005 and the corresponding period in 2004 is affected by such events.

•	Net electricity generation for the Quarter amounted to 28.2 billion kWh, down 12.0% on the 1st Quarter of 2004. The reduction is due prevalently to thermal generation, which declined by 15.0%;

•	electricity purchases amounted to 45.8 billion kWh, up 122.9% on the 1st Quarter of 2004 due to the mentioned start of operation of the Pool Market;

•	wholesale sales amounted to 29.4 billion kWh. The 372.6% increase on the 1st Quarter of 2004 is also due to the start of operation of the Pool Market;

•	sales on the regulated market (excluding sales to resellers) amounted to euro 34.0 billion kWh, down 4.8% on the 1st Quarter of 2004 (in which they amounted to 35.8 billion kWh) due prevalently to the opening up of the market;

•	sales on the free market amounted to 4.5 billion kWh, down 10.1% on the 1st Quarter of 2004 due to lower sales to “large electricity users” (with an annual consumption in excess of 100 million kWh);

•	electricity transported on Enel’s domestic network (excluding sales to resellers) amounts to 63.0 billion kWh, in line with the 1st Quarter of 2004 (63.1 billion kWh).

Enel results

•	Revenues for the 1st Quarter of 2005 amount to euro 9,685 million, up euro 1,704 million on the same period in 2004 (euro 7,981 million). The increase is due to the mentioned start of operation of the Pool Market;

•	operating income amounts to euro 1,638 million, as compared with euro 1,723 million in the 1st Quarter of 2004 (down euro 85 million);

•	Group net income for the Quarter is equal to euro 768 million, as compared with euro 729 million in the same period in 2004 (up euro 39 million);

•	cash generated by current operating activities amounts to euro 1,608 million, down euro 28 million on the 1st Quarter of 2004 (euro 1,636 million);

•	capital expenditure on tangible and intangible assets for the Quarter amounts to euro 629 million, in line with the same period in 2004 (euro 624 million);

•	net capital employed at March 31, 2005 amounts to euro 43,623 million, up euro 43 million on December 31, 2004;

•	at the end of March 2005, the headcount was 61,807, representing a reduction of 91 employees on December 31, 2004.

Outlook

Negotiations with Weather Investments for the sale of a controlling share in Wind continue, in line with the resolution of the Board of Directors of Enel SpA on April 9, 2005. Exclusive negotiations are expected to be concluded by May 30, 2005 with the signing of a contract for the sale of a share of at least 70% of Enel’s interest in Wind.

A 30% share in Terna is expected to be sold to Cassa Depositi e Prestiti subject to the conclusion of the sale contract and a favorable opinion by the Antitrust Authority by August 2005.

In 2005, Enel will continue to focus on its core business and on the internationalization of its activities. In such framework, Enel’s presence in Central-Eastern Europe was strengthened further with the acquisition of a 51% share in the capital stock of Electrica

Banat and Electrica Dobrogea, two Romanian electricity distribution companies serving over 1.4 million customers.

Based on results achieved in the first three months of 2005 and actions undertaken by Enel towards the ongoing improvement of operating efficiency and the containment of costs, ordinary net income for the year is expected to be at least equal to that reported in 2004.

Form and content of the Consolidated Financial Statements

Enel’s unaudited Consolidated Quarterly Report at March 31, 2005 was prepared in accordance with accounting principles and methods established by the IFRS that are expected to be applicable at December 31, 2005.

The Report was prepared in accordance with the provisions of article 82 of Consob Regulation no. 11971/1999 (as amended by Resolution no. 14990 of April 14, 2005), and as indicated in Attachment 3D of the said Regulation.

Figures provided for comparative purposes for the 1st Quarter of 2004 were restated in accordance with IFRS. The First-time Adoption of IFRS 1 Appendix shows reconciliations provided in accordance with the IFRS 1 principle, accompanied by notes on criteria adopted in the their preparation. Such criteria could differ with IFRS applicable at December 31, 2005 due both to future policies of the European Commission on the homologation of international accounting principles and the issue of new principles or interpretations on the part of competent Authorities.

Main changes occurred in the scope of consolidation occurred between March 31, 2004 and March 31, 2005 are limited to:

•	disposal of NewReal (Real Estate sector) on July 14, 2004 and its deconsolidation from July 1, 2004;

•	acquisition on September 15, 2004 of controlling shares in Ottogas Rete and Ottogas Vendita (distribution and sale of natural gas to end-users) and their consolidation on a line-by-line basis from October 1, 2004;

•	the acquisition of controlling shares in Italgestioni and Italgestioni Gas (distribution and sale of natural gas to end-users) on December 14, 2004. At December 31, 2004 their consolidation was limited to Balance Sheet items.

The scope of the above changes is limited and the same are therefore not deemed to alter the comparability of results for the two periods considered. It has therefore not been deemed necessary to prepare a restated Income Statements for the 1st Quarter of 2004.

As previously indicated, with the start of operation on April 1, 2004 of the Pool Market for Electricity and of operations of the Single Buyer – an entity acting as intermediary between the Group’s electricity generation and distribution companies – Enel’s electricity sales and purchases of electricity to and from third parties have increased considerably. The comparability of figures for the current period and those for the corresponding period in 2004 is affected by such events.

Consolidated Income Statement

In millions of euro	(%)		(%)		(%)
	1st Quarter 2005		1st Quarter 2004		Change

Revenues:
- Electricity sales and Electricity Equalization Fund contributions	7,105	73.4	5,280	66.2	1,825	34.6
- Telecommunication services	982	10.1	941	11.8	41	4.4
- Gas sold to end-users	641	6.6	560	7.0	81	14.5
- Other services, sales and revenues	957	9.9	1,200	15.0	(243)	-20.3
Total revenues	9,685	100.0	7,981	100.0	1,704	21.4

Costs:
- Personnel	804	8.3	829	10.4	(25)	-3.0
- Fuel consumed for thermal generation	903	9.3	862	10.8	41	4.8
- Electricity purchased	3,512	36.2	1,438	18.0	2,074	144.2
- Interconnection and roaming	327	3.4	331	4.1	(4)	-1.2
- Services, leases and rentals	914	9.4	974	12.2	(60)	-6.2
- Fuel for trading and gas for resale to end-users	570	5.9	661	8.3	(91)	-13.8
- Materials	212	2.2	330	4.1	(118)	-35.8
- Other costs	153	1.6	187	2.3	(34)	-18.2
- Capitalized expenses	(237)	-2.4	(230)	-2.9	(7)	-3.0
Total costs	7,158	73.9	5,382	67.3	1,776	33.0

GROSS OPERATING MARGIN	2,527	26.1	2,599	32.7	(72)	-2.8

Depreciation, amortization and write-downs	889	9.2	876	11.0	13	1.5

OPERATING INCOME	1,638	16.9	1,723	21.7	(85)	-4.9

- Net financial income (expense)	(231)	-2.4	(408)	-5.1	177	43.4

INCOME BEFORE TAXES	1,407	14.5	1,315	16.6	92	7.0

- Income taxes	608	6.3	584	7.3	24	4.1

INCOME BEFORE MINORITY INTERESTS	799	8.2	731	9.3	68	9.3

- Minority interests	(31)	-0.3	(2)	-0.1	(29)

GROUP NET INCOME	768	7.9	729	9.2	39	5.3

Consolidated Balance Sheet

In millions of euro
	at March 31,	at December 31,
	2005	2004	Change

Net fixed assets:
- Tangible assets	36,513	36,702	(189)
- Intangible assets	10,026	10,071	(45)
- Non-current financial assets (liabilities)	453	310	143
- Other non-current assets (liabilities)	(82)	(64)	(18)
Total	46,910	47,019	(109)

Net current assets:
- Trade receivables	9,200	8,027	1,173
- Inventories	1,171	1,345	(174)
- Current financial assets	241	100	141
- Other assets and net receivables from Electricity Equalization Fund	2,018	1,959	59
- Net tax receivables (payables)	484	755	(271)
- Trade payables	(6,872)	(6,818)	(54)
- Current financial liabilities	(933)	(836)	(97)
- Other current liabilities	(4,145)	(4,098)	(47)
Total	1,164	434	730

Gross capital employed	48,074	47,453	621

Provisions:
- Employee termination indemnity and similar obligations	(2,914)	(2,910)	(4)
- Provisions for risks and charges	(1,369)	(1,404)	35
- Net deferred taxes	(168)	441	(609)
Total	(4,451)	(3,873)	(578)

Net capital employed	43,623	43,580	43

Group Shareholders’ Equity	18,886	17,953	933
Minority interests	1,146	1,113	33
Total Shareholders’ Equity	20,032	19,066	966

Net financial debt	23,591	24,514	(923)

TOTAL	43,623	43,580	43

Financial review

Income Statement

In the 1st Quarter of 2005, revenues from the sale and transport of electricity and Electricity Equalization Fund contributions amounted to euro 7,105 million, growing by euro 1,825 million over the same period in 2004 (up 34.6%) due primarily to electricity sales of Enel’s generation companies and the Parent Company in the Pool Market and to the Single Buyer. Until March 31, 2004, such electricity was sold directly to distribution companies and the related revenues were eliminated in the consolidation.

Other changes are due primarily to the following factors:

•	recording of revenues amounting to euro 347 million for the remuneration of ancillary services;

•	euro 243 million increase in revenues from foreign operations (from euro 295 million in the 1st Quarter of 2004 to euro 538 million in the same period in 2005, up 82.4%), of which euro 131 million relating to international trading of electricity, euro 82 million to Spanish generation companies, and euro 32 million to foreign distribution companies;

•	euro 35 million increase in revenues from electricity sold to end-users on the free market in Italy (from euro 399 million in the 1st Quarter of 2004, to euro 434 million in the 1st Quarter of 2005, up 8.8%), due primarily to higher energy prices as compared to the same period in the previous year;

•	a euro 482 decline in revenues from the sale and transport of electricity on the domestic regulated market (down from euro 4,373 million in the first three months of 2004 to euro 3,891 million in the same period in the current year, representing an 11.0% decline). Such reduction is due primarily to lower sales volumes, particularly to resellers, which, since April 1, 2004, acquire electricity directly from the Single Buyer (down euro 230 million), in addition to the reduction in revenues resulting from mechanisms for the equalization of distributors’ margins (down euro 220 million), in addition to new tariffs introduced by the Authority for years 2004-2007, effective February 1, 2004.

Revenues from telecommunication services provided to third parties increase by euro 41 million (up 4.4%) on the 1st Quarter of 2004, growing from euro 941 million in the first Quarter of 2004 to euro 982 million in the current Quarter. The increase can be attributed to higher revenues from mobile telecommunications (from euro 568 million to euro 606 million, up 6.7%) and higher revenues generated on the Greek market (from euro 25 million to euro 29 million, up 16.0%).

Gas sold to end-users grows from euro 560 million in the 1st Quarter of 2004, to euro 641 million in the same period in 2005 (increasing by euro 81 million, up 14.5%) due primarily to higher quantities of gas sold, growing from 2,099 million cubic meters in the 1st Quarter of 2004, to 2,179 million cubic meters in the current Quarter (up 3.8%).

Other services, sales and revenues decline by euro 243 million on the 1st Quarter of 2004 (from euro 1,200 million to euro 957 million) due primarily to the following factors:

•	a euro 149 million decline in revenues from the sale of fuel for trading, resulting from a euro 26 million increase in sales of natural gas and a euro 175 million decline in sales of other fuels. The reduction originates from Enel Trade’s increasing focus on the procurement of fuels and gas for Group companies;

•	a euro 138 million decline in revenues of Engineering and contracting, due to slower activity with third parties, both in Italy and abroad, in addition to the postponement of orders from other Group companies;

•	a euro 31 million decline in fees for the use of the National Transmission Network;

•	recording by Wind in the 1st Quarter of 2005 of revenues amounting to euro 55 million for the reimbursement of amounts paid in past years on account of the turnover contribution on telecommunications services;

•	recording in the 1st Quarter of 2005 of income amounting to euro 43 million relating to costs incurred in connection with natural gas imported by Enel from Nigeria whose reimbursement was recognized at the end of 2004.

Personnel costs amount to euro 804 million and decline by euro 25 million (down 3.0%), as compared with a 2.6% decline in the average headcount. The average cost per employee is in line with the 1st Quarter of 2004.

The cost of fuel consumed for thermal generation grows in the 1st Quarter of 2005 by euro 41 million (up 4.8%), due primarily to the increase in unit fuel prices.

The cost of electricity purchased amounts to euro 3,512 million, growing by euro 2,074 million on the 1st Quarter of 2004 (up 144.2%). The growth in purchases can be attributed primarily to the start of operation of the Pool Market on April 1, 2004. From such date, in fact, distribution companies acquire electricity exclusively from the Single Buyer and no longer also from Group generation companies as until March 31, 2004.

Interconnection and roaming costs decline in the 1st Quarter of 2005 by euro 4 million (down 1.2%) as a result of benefits deriving from the development of proprietary networks, allowing to reduce traffic diverted to other operators, and of the reduction in unit termination fees.

The cost of services, leases and rentals amounts to euro 914 million, declining by euro 60 million (down 6.2%) on the 1st Quarter of 2004 due primarily to lower costs relating to Engineering and contracting activities, down euro 46 million, and lower electricity and gas transport costs, down euro 32 million, partly offset by a euro 23 million increase in lease and rental costs in connection with the disposal of NewReal in July 2004.

The cost for the purchase of fuel for trading and gas for resale to end-users declines by euro 91 million (down 13.8%) from euro 661 million in the 1st Quarter of 2004, to euro 570 million in the same period in 2005.

Fuel for trading (including natural gas) declines by euro 145 million, while the cost of natural gas for resale to end-users grows by euro 54 million due to the performance of the respective sale volumes.

The cost of materials consumed declines by euro 118 million on the 1st Quarter of 2004 due primarily to lower needs of the Engineering and contracting sector for work carried out for third parties.

Other costs amount to euro 153 million, declining by euro 34 million (down 18.2%) due primarily to the following:

•	lower non-recurring expenses, down euro 14 million, due to lower fee adjustments recognized to the ISO on electricity transported in the previous year;

•	a euro 13 million decline in costs incurred by Enel Distribuzione with the electricity system in connection with improvements in the continuity of service. The reduction is due to regulatory changes that entitle the Electricity Equalization Fund to recover directly amounts paid by customers on account of the same. In the past, these costs were retrieved through sales tariffs, affecting in the same way both costs and revenues of distributors;

•	lower accruals for sundry charges, down euro 8 million.

Capitalized expenses grow by euro 7 million due primarily to higher internal construction of plant and equipment in the Generation and Energy Management Division.

Depreciation, amortization and write-downs amount to euro 889 million, up euro 13 million on the 1st Quarter of 2004 due primarily to higher write-downs of receivables.

The operating income for the 1st Quarter of 2005 is equal to euro 1,638 million, down euro 85 million on the 1st Quarter of 2004 (down 4.9%).

The breakdown by Division is shown below:

Operating income

In millions of euro	1st Quarter
	2005	2004	Change

Generation and Energy Management	633	744	(111)
Networks, Infrastructure and Sales	738	769	(31)
Transmission Networks	141	165	(24)
Telecommunications	73	(46)	119
Parent Company and Other activities	53	91	(38)

Total	1,638	1,723	(85)

Main factors contributing to the change in the operating income are outlined in the analysis of Results by Division.

Net financial expense, equal to euro 231 million, declines by euro 177 million on the 1st Quarter of 2004 (down 43.4%). It includes financial income amounting to euro 120 million due to the valuation at fair value of “Contracts for differences” stipulated with the Single Buyer.

Income taxes for the 1st Quarter of 2005 amounted to euro 608 million, representing a 43.2% effective tax rate. In the same period in 2004, income taxes amounted to euro 584 million, representing a 44.4% effective tax rate.

Cash flows and debt

A condensed Statement of Cash Flows for the 1st Quarter of 2005 and 2004 is shown below.

In millions of euro	1st Quarter
	2005	2004	Change

Cash generated by current operating activities	1,608	1,636	(28)

Capital expenditure on tangible and intangible assets	(629)	(624)	(5)
Acquisition of equity investments	(175)	(61)	(114)
Disposal of consolidated subsidiaries and business units	—	18	(18)
Cash (employed in) generated by investing activities	(804)	(667)	(137)

Change in net financial debt	(884)	(1,053)	169
Increase in capital stock and reserves due to exercise of stock options	119	—	119
Capital increases contributed by third parties	—	5	(5)
Cash employed in financing activities	(765)	(1,048)	283

Cash flow (employed) generated in the period	39	(79)	118

Beginning cash balance	363 (1)	452 (1)	(89)

Ending cash balance	402 (2)	373 (2)	29

(1)	At January 1, 2004 and 2005.

(2)	At March 31, 2004 and 2005.

Cash generated by current operating activities in the 1st Quarter of 2005 is equal to euro 1,608 million, down slightly on the same period in 2004 as a result of the operating performance.

Cash employed in investing activities in the 1st Quarter of 2005 amounts to euro 804 million, of which euro 629 million relating to capital expenditure on tangible and intangible assets and euro 175 million due to the acquisition of equity investments. Of the latter, euro 168 million is due to the 20% deposit paid on the acquisition of a 66% share in Slovenské Elektràrne. In the 1st Quarter of 2004, the amount included mainly the euro 41 million outlay for the acquisition of gas companies Sicilmetano and Sicilmetano Energy.

Financial requirements of investing activities and cash required by financing activities, relating primarily to the reimbursement of loans maturing in the period, were met by cash generated by operating activities, amounting to euro 1,608 million, and by the increase in the capital stock and reserves for the exercise of stock options amounting to euro 119 million.

Net financial debt, its breakdown and changes are shown in the table below:

In millions of euro
	at March 31,
	2005	at Dec. 31, 2004	Change

Medium- and long-term debt:
- Bank loans	9,636	11,101	(1,465)
- Bonds	10,402	9,397	1,005
- Other loans	303	324	(21)

Medium- and long-term debt	20,341	20,822	(481)

- Own bonds and other items	(522)	(531)	9
- Medium- and long-term guarantee deposits	(1,346)	(1,595)	249

Net medium- and long-term debt	18,473	18,696	(223)

Short-term debt:
Bank loans:
- Short-term portion of medium- and long-term debt	419	472	(53)
- Use of revolving credit lines	—	400	(400)
- Other short-term bank debt	1,806	2,160	(354)
	2,225	3,032	(807)

Bonds (short-term portion)	886	887	(1)
Other loans (short-term portion)	75	50	25
Commercial paper	2,468	2,441	27
Other short-term loans	188	191	(3)

Short-term debt	5,842	6,601	(759)

Own bonds and other items (short-term portion)	(10)	(12)	2
Medium- and long-term guarantee deposits (short-term portion)	(2)	(2)	—
Factoring receivables	(305)	(391)	86
Financial receivables from associates	(5)	(15)	10
Cash at banks and marketable securities	(402)	(363)	(39)

Net short-term financial debt	5,118	5,818	(700)

NET FINANCIAL DEBT	23,591	24,514	(923)

Net financial debt at March 31, 2005 amounts to euro 23,591 million, down euro 923 million on December 31, 2004.

In the Quarter, medium- and long-term bank loans maturing over 12 months declined by over euro 1,400 million due primarily to the reimbursement of euro 1,230 million of 36-month revolving credit lines.

The increase of about euro 1,000 million of bonds maturing beyond 12 months is due to the placement, on March 10, 2005 of two bond issues reserved to Italian investors, both with a 7-year maturity, whose terms are shown below:

	Fixed-rate portion	Floating-rate portion

Amount	euro 600 million	euro 400 million
Repayment	In full on March 14, 2012	In full on March 14, 2012
Coupon	3.625%	6-mo. Euribor + 0.10%
Issuance price	99.836	100.00
Early repayment	Not permitted	Not permitted
Listed in	Milan	Milan

The euro 700 million reduction in net short-term financial debt is due primarily to the repayment of about euro 400 million of revolving credit lines and the euro 354 million reduction in other short-term bank debt.

Commercial paper relates to the usage at the end of the Quarter of the euro 2,500 million commercial paper program launched in 2001 by Enel Investment Holding BV, guaranteed by the Parent Company.

Balance Sheet

Tangible and intangible assets decline in the 1st Quarter of 2005 by euro 234 million as a result mainly of the depreciation and amortization expense for the period, amounting to euro 846 million, partly offset by capital expenditure equal to euro 629 million.

Non-current financial assets at March 31, 2005 have a balance of positive euro 453 million, up euro 143 million on December 31, 2004 due primarily to the 20% deposit paid on the acquisition of a 66% share in Slovenské Elektràrne, amounting to euro 168 million.

Net current assets at March 31, 2005 amount to positive euro 1,164 million, as compared with a positive balance of euro 434 million at December 31, 2004. The euro 730 million increase is due primarily to the growth in trade receivables on the sale and transport of electricity as a result of a temporary increase in receivables from customers due to the start of remote metering procedures and the consequent adjustment of Enel Distribuzione’s billing systems.

Other changes in net current assets are due to:

•	a euro 174 million decline in inventories due primarily to lower fuel stocks;

•	a euro 141 million increase in current financial assets due to the valuation at the fair value of “Contracts for differences” stipulated with the Single Buyer, amounting to euro 120 million;

•	an increase in other assets and net receivables from the Electricity Equalization Fund, growing from euro 1,959 million at December 31, 2004, to euro 2,018 million at March 31, 2005. Net receivables from the Electricity Equalization Fund at March 31, 2005 amount to euro 1,133 million (as compared with euro 1,170 at December 31, 2004) and relate primarily to the recovery of stranded costs recognized at the end of 2004;

•	a euro 271 million decline in net tax receivables due primarily to lower VAT receivables;

•	a euro 54 million increase in trade payables;

•	a euro 144 million increase in current liabilities, both financial and non-financial, due to interest accrued and components such as the 13th monthly salary payments.

Provisions grow by euro 578 million due primarily to the increase in the net deferred tax provision (up euro 609 million) that includes income taxes accrued for the Quarter.

Net capital employed grows from euro 43,580 million at December 31, 2004 to euro 43,623 million at March 31, 2005. Shareholders’ Equity (Group and minority interests) amounts to euro 20,032 million and net financial debt is equal to euro 23,591 million. The debt to equity ratio is equal to 1.18 (1.29 at December 31, 2004).

Results by Division

In millions of euro	1st Quarter
	2005	2004		Change

Generation and Energy Management
Revenues	3,568	3,101	467		15.1%
Operating costs	2,638	2,048	590		28.8%
Gross operating margin	930	1,053	(123)		-11.7%
Depreciation, amortization and write-downs	297	309	(12)		-3.9%
Operating income	633	744	(111)		-14.9%

Networks, Infrastructure and Sales
Revenues	5,086	5,475	(389)		-7.1%
Operating costs	4,139	4,515	(376)		-8.3%
Gross operating margin	947	960	(13)		-1.4%
Depreciation, amortization and write-downs	209	191	18		9.4%
Operating income	738	769	(31)		-4.0%

Transmission Networks
Revenues	255	275	(20)		-7.3%
Operating costs	73	72	1		1.4%
Gross operating margin	182	203	(21)		-10.3%
Depreciation, amortization and write-downs	41	38	3		7.9%
Operating income	141	165	(24)		-14.5%

Telecommunications
Revenues	1,162	1,068	94		8.8%
Operating costs	769	807	(38)		-4.7%
Gross operating margin	393	261	132		50.6%
Depreciation, amortization and write-downs	320	307	13		4.2%
Operating income	73	(46)	119		—

Services and Other activities
Revenues	289	466	(177)		-38.0%
Operating costs	240	398	(158)		-39.7%
Gross operating margin	49	68	(19)		-27.9%
Depreciation, amortization and write-downs	20	30	(10)		-33.3%
Operating income	29	38	(9)		-23.7%

Parent Company
Revenues	251	241	10		4.1%
Operating costs	206	180	26		14.4%
Gross operating margin	45	61	(16)		-26.2%
Depreciation, amortization and write-downs	2	1	1
Operating income	43	60	(17)		-28.3%

Adjustments and elisions
Revenues	(926)	(2,645)	1,719		—
Operating costs	(907)	(2,638)	1,731		—
Gross operating margin	(19)	(7)	(12)		—
Depreciation, amortization and write-downs	—	—	—		—
Operating income	(19)	(7)	(12)		—

Total Group
Revenues	9,685	7,981	1,704		21.4%
Operating costs	7,158	5,382	1,776		33.0%
Gross operating margin	2,527	2,599	(72)		-2.8%
Depreciation, amortization and write-downs	889	876	13		1.5%
Operating income	1,638	1,723	(85)		-4.9%

Generation and Energy Management

The Division includes electricity generation and energy related activities in Italy and abroad, managing the following areas:

•	Electricity:

-	generation in Italy through Enel Produzione (thermal and hydroelectric power) and Enel Green Power (geothermal, wind and hydroelectric power);

-	sale on the domestic market to large electricity users (end-users with an annual consumption in excess of 100 million kWh) and wholesalers, through Enel Trade;

-	trading on international markets, also through Enel Trade.

•	Energy products, through Enel Trade:

-	procurement of energy products for all Group activities (electricity generation, trading, sale of natural gas to end-users);

-	sale of natural gas to “distributors”;

-	trading on international markets.

•	Logistic Services, through Enel Logistica Combustibili.

•	Technologies linked to the development of alternative energy resources, through Conphoebus.

•	Generation of electricity abroad, through Viesgo Generaciòn and Enel Unión Fenosa Renovables (Spain), Maritza (Bulgaria), Enel North America (North America) and Enel Latin America (Central and South America).

At March 31, 2004, foreign electricity generation activities were included in the International operations Division. In the 2nd Quarter of 2004, such activities were reattributed to the Generation and Energy Management Division. For a like-for-like comparison, figures for the 1st Quarter of 2004 relating to foreign generation companies have therefore been reattributed to the Generation and Energy Management Division.

Generation and Energy Management

In millions of euro	1st Quarter
	2005	2004		Change

Domestic operations
Revenues	3,359	2,967		392	13.2%
Operating costs	2,520	1,975		545	27.6%
Gross operating margin	839	992		(153)	-15.4%
Depreciation, amortization and write-downs	267	286		(19)	-6.6%
Operating income	572	706		(134)	-19.0%

International operations
Revenues	230	142		88	62.0%
Operating costs	139	81		58	71.6%
Gross operating margin	91	61		30	49.2%
Depreciation, amortization and write-downs	30	23		7	30.4%
Operating income	61	38		23	60.5%

Elisions
Revenues	(21)	(8)		(13)

Total
Revenues	3,568	3,101		467	15.1%
Operating costs	2,638	2,048		590	28.8%
Gross operating margin	930	1,053		(123)	-11.7%
Depreciation, amortization and write-downs	297	309		(12)	-3.9%
Operating income	633	744		(111)	-14.9%

Net capital employed	15,147	14,931	(1)	216	1.4%
Employees at period-end (no.)	10,686	10,828	(1)	(142)	-1.3%
Capital expenditure	162	141		21	14.9%

(1)	At December 31, 2004.

Domestic operations

Electricity generation

Enel net domestic electricity generation

In millions of kWh	1st Quarter
	2005		2004		Change

Thermal	20,918	74.2%	24,602	76.8%	(3,684)	-15.0%
Hydroelectric	5,913	21.0%	6,054	18.9%	(141)	-2.3%
Geothermal	1,244	4.4%	1,297	4.1%	(53)	-4.1%
Other resources	102	0.4%	62	0.2%	40	64.5%

TOTAL	28,177	100.0%	32,015	100.0%	(3,838)	-12.0%

Net electricity generation in the 1st Quarter of 2005 declined by 12.0% on the same period in 2004. Enel’s thermal generation declined by 15.0% due primarily to the coming on the market of other operators and the increase of imports, hydroelectric generation declined by 2.3% as a result of a more plentiful water supply in the 1st Quarter of 2004, while geothermal generation declined by 4.1% due to the halting of the S. Martino plant for maintenance. Generation from other resources grew by 64.5% due to the contribution of new wind plants.

Contribution to gross thermal generation

In millions of kWh	1st Quarter
	2005		2004		Change

High-sulfur content fuel oil (S>0.5%)	1,495	6.7%	2,167	8.3%	(672)	-31.0%
Low-sulfur content fuel oil (S<0.5%)	3,821	17.3%	3,884	14.9%	(63)	-1.6%
Total fuel oil	5,316	24.0%	6,051	23.2%	(735)	-12.1%

Natural gas	9,481	42.7%	10,402	39.9%	(921)	-8.9%
Coal	7,351	33.1%	8,643	33.2%	(1,292)	-14.9%
Orimulsion and other fuels	40	0.2%	956	3.7%	(916)	-95.8%

TOTAL	22,188	100.0%	26,052	100.0%	(3,864)	-14.8%

The breakdown above shows a significant reduction in generation from all fuels. In such context, the use of natural gas and fuel oil increases slightly as a proportion of the total, while usage of coal remains constant.

The decline in generation from fuel oil (down 12.1%) affected primarily (91.4%) high sulfur content fuel oil, whose usage declined starting in 2005 with the shift towards low sulfur fuel oil at the Porto Tolle plant, after the completion of work to reduce its environmental impact.

The decline in generation from natural gas can be attributed predominantly to the lower utilization of combined-cycle plants in the North of Italy, offset only in part by generation of the new combined-cycle group at the Termini Imerese plant and the full availability of section 5 of the Pietrafitta plant.

Generation from coal was penalized further by the halting for an overall revision of section of the La Spezia plant, in addition to the tighter management of generation plants as a result of the application of Pool Market rules, not operational in the 1st Quarter of 2004.

No electricity was generated from Orimulsion due to difficulties in the procurement of the fuel.

Operating performance

Revenues for the 1st Quarter of 2005 amount to euro 3,359 million, growing by euro 392 million (up 13.2%) on the same period in 2004, due mainly to the following factors:

•	recording of euro 347 million in revenues from electricity ancillary services;

•	a euro 152 million increase in revenues from electricity trading, primarily with third parties, recorded by Enel Trade as a result of increased trading on international electricity markets and higher sales to large electricity users;

•	a euro 69 million increase in sales of natural gas to the Sales Division;

•	recording of euro 43 million in regulatory items relating to the recovery of stranded costs in connection with the import of Nigerian gas. These were not present in the 1st Quarter of 2004, as they were recognized at the end of 2004;

•	lower revenues from the sale of fuel for trading, down euro 149 million, as a result of a euro 26 million increase in sales of natural gas and a euro 175 million decline in sales of other fuels. The decline is due primarily to Enel Trade’s stronger focus on the provision of fuels and gas for Group companies.

Operating costs for the 1st Quarter of 2005 amount to euro 2,520 million, growing by euro 545 million (up 27.6%) on the same period in 2004 due primarily to the following factors:

•	a euro 401 million increase in the cost of electricity purchased, of which euro 161 million due to purchases on the market as a result of the mentioned start of operation of the Pool Market and the relating rise in charges;

•	a euro 177 million increase in the cost of electricity purchased by Enel Trade, partly offset by a euro 93 million decline in fuel purchases.

Depreciation, amortization and write-downs for the 1st Quarter of 2005 amount to euro 267 million, declining by euro 19 million (down 6.6%) on the same period in 2004.

Operating income for the Quarter amounts to euro 572 million, declining by euro 134 million (down 19.0%) on the 1st Quarter of 2004 when it amounted to euro 706 million. The decline is due primarily to the lower volume of electricity sold and the increase in the cost of fuel.

International operations

Revenues for the 1st Quarter of 2005 amount to euro 230 million, growing by euro 88 million (up 62.0%) on the same period in 2004 due to the higher generation and sale price of electricity.

Net electricity generation of Enel’s international operations in the 1st Quarter of 2005 amounts to 3,603 million kWh, up 403 million kWh on the same period in 2004. The increase is due mainly to higher generation by Viesgo Generaciòn, partly offset by lower generation reported by Maritza.

Operating costs for the 1st Quarter of 2005 amount to euro 139 million, growing by euro 58 million (up 71.6%) on the same period in 2004 due primarily to higher generation and the increase in fuel prices.

Depreciation, amortization and write-downs for the 1st Quarter of 2005 amount to euro 30 million, growing by euro 7 million (up 30.4%) on the same period in 2004 due to the review of the residual useful life of two generation plants owned by Viesgo Generaciòn.

Operating income for the Quarter amounts to euro 61 million, up from euro 38 million in the 1st Quarter of 2004. The euro 23 million increase (up 60.5%) is due primarily to the higher volume of electricity generated and the increase in sales prices that more than offset the increase in the cost of fuel.

Networks, Infrastructure and Sales

The Enel structure includes two specific operating Divisions:

•	Sales, developing an integrated offer of products and services in the field of electricity and gas through specialized distribution channels;

•	Networks and Infrastructure, that includes electricity and gas network operations.

Due to the current transitional stage leading to the adoption of rules for the unbundling of the above activities, in the analysis that follows they are considered jointly, separating the electricity and gas sector.

Networks, Infrastructure and Sales

In millions of euro	1st Quarter
	2005	2004			Change
Electricity – Domestic operations
Revenues	4,284	4,803		(519)		-10.8%
Operating costs	3,503	4,002		(499)		-12.5%
Gross operating margin	781	801		(20)		-2.5%
Depreciation, amortization and write-downs	178	163		15		9.2%
Operating income	603	638		(35)		-5.5%

Electricity – Foreign operations
Revenues	146	105		41		39.0%
Operating costs	130	88		42		47.7%
Gross operating margin	16	17		(1)		-5.9%
Depreciation, amortization and write-downs	10	8		2		25.0%
Operating income	6	9		(3)		-33.3%

Electricity — Total
Revenues	4,430	4,908		(478)		-9.7%
Operating costs	3,633	4,090		(457)		-11.2%
Gross operating margin	797	818		(21)		-2.6%
Depreciation, amortization and write-downs	188	171		17		9.9%
Operating income	609	647		(38)		-5.9%

Gas
Revenues	656	567		89		15.7%
Operating costs	506	425		81		19.1%
Gross operating margin	150	142		8		5.6%
Depreciation, amortization and write-downs	21	20		1		5.0%
Operating income	129	122		7		5.7%

Elisions
Revenues	—	—		—		—

Networks, Infrastructure and Sales — Total
Revenues	5,086	5,475		(389)		-7.1%
Operating costs	4,139	4,515		(376)		-8.3%
Gross operating margin	947	960		(13)		-1.4%
Depreciation, amortization and write-downs	209	191		18		9.4%
Operating income	738	769		(31)		-4.0%

Net capital employed	12,305	12,334	(1)	(29)		-0.2%
Employees at period-end (no.)	35,262	35,537	(1)	(275)		-0.8%
Capital expenditure	322	334		(12)		-3.6%

     (1) At December 31, 2004.

Electricity

For an analysis of results, electricity distribution and sale activities managed by foreign subsidiaries previously included in the International operations Division, no longer present from 2004, were separated.

Electricity – Domestic operations

The sector includes:

•	Enel Distribuzione (electricity distribution network serving the free and regulated market; sale of electricity on the regulated market);

•	Deval (activities similar to those of Enel Distribuzione but limited to the Valle d’Aosta Region);

•	Enel Energia (sale of electricity on the free market to customers with an annual consumption below 100 million kWh);

•	Enel Sole (public and art lighting) and Enel.si (franchising).

Operating performance

Revenues for the 1st Quarter of 2005 amount to euro 4,284 million, declining by euro 519 million (down 10.8%) on the same period in 2004. The reduction is due mainly to the following factors:

•	euro 273 million decline in revenues reported by Enel Distribuzione and Deval from the sale and transport of electricity, of which euro 43 million due to the decline in electricity supplied to end-users, and euro 230 million relating to lower electricity sales to resellers as a result of the start of operation on April 1, 2004 of the Single Buyer;

•	euro 220 million decline in revenues deriving from the application of equalizing mechanisms for distributors’ margins introduced by the Authority in 2004 (Resolution no. 5/04).

Sale and transport of electricity (Enel Distribuzione and Deval)

	In millions of kWh					In millions of kWh
		Sold on					Sold on
	Transported	the		In		Transported	the		In
	for the free	regulated		millions		for the free	regulated		millions
	market	market	Total	of euro	€¢/kWh	market	market	Total	of euro	€¢/kWh
	1st Quarter 2005					1st Quarter 2004

High-voltage	10,975	1,260	12,235	131	1.07	10,883	1,195	12,078	139	1.15

Medium-voltage	16,172	5,045	21,217	622	2.93	15,396	6,195	21,591	715	3.31

Low-voltage	1,826	27,739	29,565	3,103	10.50	1,062	28,368	29,430	3,045	10.35

Total	28,973	34,044	63,017	3,856	6.12	27,341	35,758	63,099	3,899	6.18

Total revenues from the sale on the regulated market and transport of electricity, excluding sales to resellers, amount in the 1st Quarter of 2005 to euro 3,856 million, declining by euro 43 million (down 1.1%) on the same period in 2004. Sales on the regulated market amount in the 1st Quarter of 2005 to 34,044 million kWh, declining by 1,714 million kWh on the 1st Quarter of 2004 (35,758 million kWh). Electricity transported for the free market increases by 1,632 million kWh (up 6.0%). Total electricity distributed is in line with electricity distributed in the 1st Quarter of 2004.

Average revenues per kWh distributed decline from €¢6.18 to €¢6.12 due to the following factors, analyzed by voltage segment:

•	revenues from the sale of high-voltage electricity decline by euro 8 million (down 5.8%) as compared with a 1.3% increase in electricity distributed. The decline in revenues, despite an increase in electricity sold on the regulated market (up 5.4%) and an increase in electricity transported for the free market (up 0.8%), is due primarily to the reduction in the average unit price;

•	revenues from the sale of medium-voltage electricity amount to euro 622 million, declining by euro 93 million (down 13.0%) on the 1st Quarter of 2004. The decline recorded, in presence of a 374 million kWh reduction in electricity distributed (down 1.7%), reflects the lower average unit price (down 11.5%) resulting from the different mix between non-eligible customers (whose consumption declined by 1,150 million kWh, down 18.6%) and eligible ones (with sales increasing by 776 million kWh, up 5.0%). With regards to the latter, revenues are represented by tariff components aimed at remunerating the management of the network and the sale service, while sales on the regulated market are billed at the full price that covers also the cost of electricity sold;

•	revenues from the sale of low-voltage electricity amounted in the 1st Quarter of 2005 to euro 3,103 million, growing by euro 58 million, (up 1.9%) on the same period in 2004, while total electricity distributed grew by 0.5% (up 135 million kWh).

Electricity supplied to resellers decline by euro 230 million, from euro 236 million in the 1st Quarter of 2004 to euro 6 million the current Quarter. The reduction is due primarily to the fact that from April 1, 2004, resellers acquire electricity directly from the Single Buyer.

With regards to the free market, Enel Energia’s sales to eligible end-users and other operators (including infragroup adjustments with Enel Trade) grow by euro 11 million (up 6.8%), as detailed below.

Free market electricity sales

	In millions	In millions	In millions	In millions	In millions	In millions
	of euro	of kWh	of euro	of kWh	of euro	of kWh
	1st Quarter 2005		1st Quarter 2004		Change

Sales to eligible end-users	171	1,931	153	1,639	18	292
Sales to other operators	2	41	1	25	1	16
Total	173	1,972	154	1,664	19	308

Infragroup adjustments			8		(8)

TOTAL	173	1,972	162	1,664	11	308

The growth in sales of electricity to end-users reflects the further opening up of the market in 2004 and the increase in the number of contracts stipulated in 2005.

Considering also sales made by Enel Trade to end-users, amounting to 2,530 million kWh, the Group’s domestic free market sales amount in the 1st Quarter of 2005 to 4,502 million kWh, declining by 10.1% on the same period in 2004 (down 508 million kWh) due primarily to lower sales to large electricity users.

Operating costs for the 1st Quarter of 2005 amount to euro 3,503 million, declining by euro 499 million (down 12.5%) on the same period in 2004. The decline is due primarily to the euro 442 million reduction, or 14.0%, in costs incurred by Enel Distribuzione for the acquisition and transport of electricity. The reduction in the cost of electricity purchases, equal to euro 385 million, is due mainly to lower quantities of electricity acquired as a result of the opening up of the market and the operations of the Single Buyer, in addition to a different breakdown of purchases of electricity by time band.

Depreciation, amortization and write-downs for the 1st Quarter of 2005 amount to euro 178 million, growing by euro 15 million (up 9.2%) on the same period in 2004 due to higher fixed asset depreciation charges (up euro 12 million).

Operating income for the 1st Quarter of 2005 amounts to euro 603 million, declining by euro 35 million (down 5.5%) on the same period in 2004 primarily as a result of the lower net margin on the sale and transport of electricity caused by the review of tariffs effective February 1, 2004 (accounting for a euro 25 million decline), and the increase in depreciation, amortization and write-downs (up euro 15 million).

Electricity – Foreign operations

Enel operates in Spain in the field of electricity distribution through subsidiaries Electra de Viesgo Distribuciòn, Barras Elèctricas Galaico Asturianas and Viesgo Energìa.

Revenues for the first three months of 2005 amount to euro 146 million, increasing by euro 41 million (up 39.0%) on the same period in 2004. The increase is due primarily to the growth in volumes traded.

Operating costs for the 1st Quarter of 2005 amount to euro 130 million, growing by euro 42 million (up 47.7%) on the same period in 2004 due to the higher volume of electricity purchased.

Depreciation, amortization and write-downs for the 1st Quarter of 2005 amount to euro 10 million, growing by euro 2 million (up 25.0%) on the same period in 2004.

Operating income for the Quarter amounts to euro 6 million, declining by euro 3 million on the 1st Quarter of 2004 (down 33.3%) in which it amounted to euro 9 million.

Gas

In the context of the Networks, Infrastructure and Sales Divisions, the distribution and sale of natural gas is carried out by the following main companies:

•	Enel Rete Gas, Ottogas Rete and Italgestioni, owners of the distribution networks and the related concession for their management, issued at the local level;

•	Enel Gas, Ottogas Vendita and Italgestioni Gas, to which the sale of gas to end-users is entrusted. This segment of the market does not require a concession and is completely liberalized from January 1, 2003.

Procurement and sale to “distributors” is carried out by Enel Trade, part of the Generation and Energy Management Division.

On March 30, 2005, Enel’s Board of Directors approved the “Project for Reorganization of the Gas sector for 2005” aimed at the further streamlining of the Gas sector within the Enel Group and at the integration of minor companies operating in the distribution and sale of natural gas. The plan will be implemented through mergers effective June 30, 2005, though, for accounting purposes, the mergers are considered effective retroactively from January 1, 2005.

Revenues for the 1st Quarter of 2005 amount to euro 656 million, growing by euro 89 million (up 15.7%) on the same period in 2004. Sales of natural gas amount to euro 641 million, increasing on the same period by euro 81 million (up 14.5%). Volumes sold increase from 2,099 million cubic meters in the 1st Quarter of 2004, to 2,179 million cubic meters in the current Quarter, growing by euro 80 million (up 3.8%). At the end of March 2005, customers served by the Gas area were 1,997 thousand, distributed on the whole national territory.

Taking into account also the activity of Enel Trade, that in 1st Quarter of 2005 reported sales to third parties amounting to 720 million cubic meters of gas and revenues equal to euro 153 million, Enel’s total gas sales amount to 2,899 million cubic meters, generating euro 794 million in revenues.

Operating costs for the 1st Quarter of 2005 amount to euro 506 million, growing by euro 81 million (up 19.1%) on the same period in 2004 due to the higher volume of gas traded.

Depreciation, amortization and write-downs for the 1st Quarter of 2005 amount to euro 21 million, unchanged on the same period in 2004.

Operating income for the Quarter amounts to euro 129 million, growing by euro 7 million on the 1st Quarter of 2004 (up 5.7%) in which it amounted to euro 122 million. The increase is due to the growth in volumes of gas sold, that more than offset the reduction in sales prices.

Transmission Networks

Terna owns the majority of the Italian National Transmission Network (NTN) and is responsible for the management, maintenance and development of the same, based on the guidelines provided by the Independent System Operator (ISO). The ISO is an entity controlled by the Italian Treasury responsible for the transmission and dispatching of electricity, in addition to the unified management of the NTN. The role of the ISO and Terna has been defined through an Operating Agreement dated December 16, 2002.

In compliance with Decree of the President of the Council of Ministers (DPCM) dated May 11, 2004, providing for the unification of the ownership and management of the NTN, on February 28, 2005 Terna SpA and Gestore della Rete di Trasmissione Nazionale SpA signed a contract for the transfer to Terna of ISO’s business unit, consisting of activities, functions, assets and juridical relationships, as indicated in the mentioned DPCM.

As previously indicated the merger is subject to the approval of the Antirust Authority, which is pending.

Transmission Networks

In millions of euro	1st Quarter
	2005	2004		Change

Terna
Revenues	218	252		(34)	-13.5%
Operating costs	65	65		—	—
Gross operating margin	153	187		(34)	-18.2%
Depreciation, amortization and write-downs	36	35		1	2.9%
Operating income	117	152		(35)	-23.0%

Brazilian subsidiaries
Revenues	37	23		14	60.9%
Operating costs	8	7		1	14.3%
Gross operating margin	29	16		13	81.3%
Depreciation, amortization and write-downs	5	3		2	66.7%
Operating income	24	13		11	84.6%

Total
Revenues	255	275		(20)	-7.3%
Operating costs	73	72		1	1.4%
Gross operating margin	182	203		(21)	-10.3%
Depreciation, amortization and write-downs	41	38		3	7.9%
Operating income	141	165		(24)	-14.5%

Net capital employed	3,638	3,602	(1)	36	1.0%
Employees at period-end (no.)	2,942	2,929	(1)	13	0.4%
Capital expenditure	30	59		(29)	-49.2%

(1)	At December 31, 2004.

Operating performance

Revenues for the 1st Quarter of 2005 generated by the Gas area amount to euro 255 million, declining by euro 20 million on the same period in 2004 (down 7.3%). The decline is due primarily to lower revenues for the transport of electricity on the National Transmission Network (down euro 44 million) as a result of the application of new time bands introduced by the Authority through Resolution no. 5/04 that came into effect in April 2004. Revenues from the transport of electricity on Enel’s Brazilian network grow by euro 13 million, due in part to the coming into operation in 2004 of the power line owned by Novatrans. Other revenues grow by euro 12 million due to the recognition by the ISO of adjustments on fees for the lease of the network for 2004 (up euro 17 million), partly offset by the decline in grants (down euro 5 million).

Operating costs for the 1st Quarter of 2005 amount to euro 73 million, unchanged on the same period in 2004.

Depreciation, amortization and write-downs for the 1st Quarter of 2005 amount to euro 41 million, growing by euro 3 million (up 7.9%) on the same period in the previous year.

Operating income for the Quarter amounts to euro 141 million, declining by euro 24 million on the 1st Quarter of 2004 (down 14.5%), in which it amounted to euro 165 million.

Telecommunications

Wind operates in the fixed and mobile phone telecommunications and Internet services sector. Mobile voice services are offered under the Wind trademark, while fixed telephony services and Internet services are offered under the Infostrada one. The Libero trademark is used for the Internet portal.

Telecommunications

In millions of euro	1st Quarter
	2005	2004		Change

Revenues	1,162	1,068		94	8.8%
Operating costs	769	807		(38)	-4.7%
Gross operating margin	393	261		132	50.6%
Depreciation, amortization and write-downs	320	307		13	4.2%
Operating income	73	(46)		119	—

Net capital employed	11,433	11,562	(1)	(129)	-1.1%
Employees at period-end (no.)	8,301	8,188	(1)	113	1.4%
Capital expenditure	97	72		25	34.7%

(1)	At December 31, 2004.

Mobile telephone service

At March 31, 2005, the Italian mobile telephone market consisted of 64.9 million SIM cards, representing a penetration of over 110% of the population. In such context, Wind maintained a 19% market share reached at the end of 2004, for a total of 12.6 million SIM cards, up from 12.1 million SIM cards at the end of 2004 (including 0.5 million machine-to-machine SIM cards).

Wind’s total voice traffic in the first three months of 2005 was equal to about 4 billion minutes, up 43% on the same period in 2004. SMSs exchanged in the Quarter totaled about 866 million, up 3% on the same period in the previous year.

Total revenues from mobile services for the 1st Quarter of 2005, net of those provided to Enel, amounted to euro 606 million, up 6.7% on the same period in 2004. Wind’s monthly average revenues per user (ARPU, calculated in comparable terms with that of other mobile telephone operators) for the first three months of 2005 was equal to euro 18.6, as compared with euro 21.5 in the same period in 2004.

Fixed-line telephone service

In the first three months of 2005, Wind focused its attention on the consolidation and development of its customer base.

At the end of March 2005, Wind had a base of about 2.3 million active customers, of which about 449,000 were active ULL (Unbundling of the Local Loop) customers.

Revenues from domestic fixed-line telephone traffic (including Internet services and excluding services provided to Enel) in the 1st Quarter of 2005 was equal to euro 348 million, unchanged from the 1st Quarter of 2004. In the same period, monthly average revenues per user (ARPU) reached euro 38.6, up from euro 34.7 in the 1st Quarter of 2004, registering an 11% increase.

The Wind Group is present in the fixed-line telephone service sector also in the Greek market through subsidiary Tellas. In the 1st Quarter of 2005, Tellas reported revenues amounting to about euro 35 million (of which euro 29 million relating to telecommunications services), up from euro 25 million in the same period in 2004.

Internet and data services

In the first three months of 2005, the market for dial-up Internet access services continued its consolidation, while the number of customers for broadband services (mainly ADSL, Asymmetric Digital Subscriber Line) grew considerably. In this segment, Wind carried out a strong communications campaign centered on Libero and strengthened the offer of broadband services.

At the end of March 2005, Wind confirms its leadership as access provider with about 18 million registered customers (as compared with 17.1 million at the end of 2004) and about 2.8 million active customers (customers who used the service at least once in the last month). In the broadband Internet access service segment, Wind increased significantly its customer base that at March 31, 2005 reached about 427,000, up from 341,000 customers at the end of 2004.

In the 1st Quarter of 2005 Wind continued to develop infrastructure (networks and information systems). At the end of the Quarter, signal coverage reached 99% of the Italian population and 89.6% of the national territory both for GSM and GPRS networks. Fixed-line services were available to the whole national population either as Carrier Selection and Carrier Preselection services.

Operating performance

Revenues for the 1st Quarter of 2005 amount to euro 1,162 million, growing by euro 94 million on the same period in 2004 (up 8.8%). Revenues from the mobile telephone segment grow by euro 38 million (up 6.7%) and revenues generated by Greek subsidiary Tellas increase by euro 10 million (up 40.0%) on the 1st Quarter of 2004. Revenues from fixed-telephony for the Quarter are in line with the same period in the previous year. In the 1st Quarter of 2005 Wind recorded non-recurring income amounting to euro 55 million in connection with the retrieval of amounts paid in previous years on account of the turnover contribution.

Operating costs for the 1st Quarter of 2005 amount to euro 769 million, declining by euro 38 million (down 4.7%) on the same period in 2004 due to the success of restructuring started in the 2nd Half of 2003. The relative weight of interconnection and roaming costs on revenues from telecommunications services declines from 35.2% in the 1st Quarter of 2004, to 33.3% in the current Quarter.

Depreciation, amortization and write-downs for the 1st Quarter of 2005 amount to euro 320 million, growing by euro 13 million (up 4.2%) on the same period in the previous year. Write-downs of trade receivables grow by euro 6 million on the 1st Quarter of 2004 due to the review of parameters for the valuation of receivables.

Operating income for the Quarter amounts to euro 73 million, improving by euro 119 million on the 1st Quarter of 2004 in which it amounted to an operating loss of euro 46 million. The result is due to the good performance of companies in the Telecommunications sector, in addition to the recording of non-recurring income relating to the retrieval of amounts paid in previous years on account of the turnover contribution (euro 55 million), and non-recurring income recorded in connection with the settlement of litigation originating in previous years with Telecom Italia (equal to euro 29 million).

Parent Company and Other activities

Parent Company and Other activities

In millions of euro	1st Quarter

	2005	2004		Change

Parent Company
Revenues	251	241		10	4.1%
Operating costs	206	180		26	14.4%
Gross operating margin	45	61		(16)	-26.2%
Depreciation, amortization and write-downs	2	1		1	—
Operating income	43	60		(17)	-28.3%

Employees at period-end (no.)	617	590	(1)	27	4.6%

Services and Other activities
Revenues	289	466		(177)	-38.0%
Operating costs	240	398		(158)	-39.7%
Gross operating margin	49	68		(19)	-27.9%
Depreciation, amortization and write-downs	20	30		(10)	-33.3%
Operating income	29	38		(9)	-23.7%

Net capital employed	677	885	(1)	(208)	-23.5%
Employees at period-end (no.)	3,999	3,826	(1)	173	4.5%
Capital expenditure	18	18		—	—

(1)	At December 31, 2004.

Parent Company

As an industrial holding company, Enel defines strategic targets for the Group and coordinates activities of subsidiaries.

In addition, Enel manages treasury operations and insurance risk coverage, providing assistance and guidelines on organizational, personnel management and industrial relations, accounting, administrative, tax, legal and corporate matters. The Parent Company retains title to long-term electricity import contracts. Until March 31, 2004, imported electricity was sold to Enel Distribuzione. Subsequent to such date, as provided by Decree of the Ministry of Productive Activities dated December 19, 2003, imported electricity has been sold to the Single Buyer.

Revenues for the 1st Quarter of 2005 amount to euro 251 million, growing by euro 10 million (up 4.1%) on the same period in the previous year, mainly due to the increase in the volume of electricity imported and subsequently sold, partly offset by the reduction in the average resale unit price.

Operating costs for the 1st Quarter of 2005 amount to euro 206 million, growing by euro 26 million on the same period in 2004 (up 14.4%) due primarily to higher costs for services received in connection with institutional promotional campaigns of the Group (up euro 15 million), part of which were charged to Group companies, in addition to the increase in costs for the acquisition of green certificates, up euro 3 million.

Depreciation, amortization and write-downs for the 1st Quarter of 2005 amount to euro 2 million, and are unchanged on the same period in the previous year.

Operating income for the Quarter amounts to euro 43 million, declining by euro 17 million on the 1st Quarter of 2004 (down 28.3%) in which it amounted to euro 60 million.

Services and Other activities

The Services and Other activities area provides competitive services to Enel Divisions. The area includes the Real Estate and services, Engineering and contracting, Information technologies, Personnel training and administration, Factoring and Insurance services, in addition to the Water sector, to be gradually divested.

The Services and Other activities area shows structural changes from March 31, 2004:

•	the whole capital stock of NewReal was sold to Excelsia Otto, a company incorporated for the purpose by the Deutsche Bank Group and CDC-IXIS. The transfer of the shares was carried out on July 14, 2004, involving the transfer of 887 properties worth euro 1.4 billion;

•	as part of Enel’s medium-term policy aimed at focusing on the energy business, a project for the unification of services and staff functions into a single company was approved. The project was implemented through the merger of Enel Facility Management and Enel.it into Ape Gruppo Enel, effective January 1, 2005. The resulting company changed its name from Ape Gruppo Enel to Enel Ape Srl.

Revenues of the Services and Other activities area for the 1st Quarter of 2005 amounted to euro 289 million, declining by euro 177 million (down 38.0%) on the same period in 2004. The decline is due almost entirely to the reduction in revenues reported by Engineering and contracting (down euro 148 million) due to the completion of a number of contracts, both in Italy and abroad, to delays in the start of work to be carried out for other Group companies and the mentioned reduction in the scope of activity that determined a decline in revenues of euro 29 million.

Operating costs for the 1st Quarter of 2005 amount to euro 240 million, declining by euro 158 million on the same period in 2004 (down 39.7%) due the decline in costs of the Engineering and contracting sector, down euro 143 million, in line with the mentioned reduction in the scope of activity.

Depreciation, amortization and write-downs for the 1st Quarter of 2005 amount to euro 20 million, declining by euro 10 million (down 33.3%) on the same period in the previous year due to the mentioned reduction in the scope of activity.

Operating income for the 1st Quarter of 2005 amounts to euro 29 million, declining by euro 9 million on the 1st Quarter of 2004 (down 23.7%) in which it amounted to euro 38 million.

Appendix: IFRS 1 – First-time Adoption of IFRS

Foreword

The Enel Group adopted International Financial Reporting Standards (IFRS) starting with financial year 2005, with the transition to IFRS effective January 1, 2004. The last Consolidated Financial Statements prepared in accordance with Italian generally accepted accounting principles (Italian GAAP) are those for the year closed December 31, 2004.

In adopting international accounting principles, the Group applied the provisions of IFRS 1 – First-time Adoption of IFRS, and, as permitted by the same, took advantage of the following exemptions in the preparation of the first Balance Sheet prepared according to IFRS:

•	did not apply retrospectively “IFRS 3 Business Combinations” to business combinations that occurred prior to the opening balance sheet date of January 1, 2004;

•	restated the value of property, plant and equipment as of a date prior to the date of our transition to IFRS, based on an Italian GAAP revaluation, as an alternative to using historical cost, and

•	as allowed under IFRS, postponed the transition date of IAS 32 and 39 to January 1, 2005, keeping into account the related effect in the first-time IFRS Balance Sheet at January 1, 2004.

As required by IFRS 1, we provide in the table that follows a preliminary reconciliation to IFRS of Consolidated Shareholders’ Equity at January 1, 2004 and December 31, 2004, and our net income (before minority interest) for the year ended December 31, 2004, as recorded under Italian GAAP, in addition to the related explanatory notes.

Preliminary reconciliation to IFRS of Consolidated Shareholders’ Equity

Changes in the Consolidated Shareholders’ Equity

		Consolidated	Consolidated	Income before
		Stockholders’	Stockholders’	minority interest
		Equity at	Equity at	at December 31,
	note	January 1, 2004	December 31, 2004	2004

ITALIAN GAAP		21,315	20,978	2,832

Adjustments:
- Tangible fixed assets and related depreciation	1	330	79	(246)
- Start-up, development and advertising costs, and other intangible assets	2	(1,501)	(1,372)	138
- Goodwill and consolidation differences	3	—	94	103
- Derivative financial instruments	4	(391)	(480)	(29)
- Employee benefits (e.g. retirement benefits, stock options, etc.)	5	(1,257)	(1,336)	(87)
- Provisions for risks and charges (restructuring, dismantling, breakdowns, etc.)	6	241	168	(73)
- Other adjustments	7	(54)	(71)	95
Tax impact of the adjustments		938	1,006	14
Total adjustments net of tax effect		(1,694)	(1,912)	(85)

IAS/IFRS		19,621	19,066	2,747

1) Tangible assets and related depreciation

IFRS criteria require that each component of property, plant and equipment, whose value is material with respect to the overall cost of the relevant asset, be accounted for and amortized separately.

Significant components identified, previously recorded and amortized together with the related assets in accordance with Italian GAAP, were thus accounted for and amortized separately.

The impact of such adjustment to the value of the Consolidated Shareholders’ Equity at December 31, 2004 is negative by approximately euro 32 million, reflecting the resulting increase in amortization.

Under IFRS, land is recorded under a separate class of assets, whose depreciation is not allowed.

Land ancillary to buildings, previously amortized together with the building that insists on the same, was accounted for separately and the related depreciation eliminated. The impact of such adjustment to the value of the Consolidated Shareholders’ Equity at December 31, 2004 is positive by approximately euro 72 million.

Contrary to Italian GAAP, according IFRS, in case of early decommissioning of plant and equipment or part of the same, it is necessary to redefine the depreciation period of decommissioned assets in line with their decommissioning schedule (review of the useful life).

Write-downs carried out in the past have therefore been eliminated and a new depreciation period for the assets involved has been defined. The impact of such adjustment to the value of the Consolidated Shareholders’ Equity at December 31, 2004 is positive by approximately euro 56 million.

IFRS criteria require the capitalization and depreciation of certain expenses related to estimated costs for the future dismantling and clean-up of productive sites and the recording of related accruals in a manner not contemplated by Italian GAAP.

Accruals for such costs must consequently be recorded in the provision for risks and charges, reviewing annually their current value. Accounting records were adjusted accordingly, as Italian GAAP do not provide either for the discounting of provisions to adjust them to their present value, nor the capitalization of such costs.

Related adjustments reduced Consolidated Shareholders’ Equity at December 31, 2004, as calculated in accordance with IFRS, by approximately euro 19 million.

2) Start-up, development and advertising costs, and other intangible assets

In contrast to practice under Italian GAAP, IFRS no longer allow the capitalization of incorporation, start-up and advertising costs, requiring their recording in the Income Statement when they are incurred.

Such adjustment resulted in a reduction in the Consolidated Shareholders’ Equity at December 31, 2004 of approximately euro 38 million.

The capitalization of extraordinary contributions paid to the Electricity Industry Pension Fund in three installments over the 2000-2002 period – provided for by a specific norm – is no longer allowed under IFRS, that require the recording of pension fund contributions paid-out in each accounting period in the related Income Statement.

Related adjustments reduced the Consolidated Shareholders’ Equity at December 31, 2004, as calculated in accordance with IFRS, by approximately euro 1,334 million.

3) Goodwill and consolidation differences

Goodwill and consolidation differences may no longer be amortized and are to be subjected to annual impairment test.

As provided under IFRS 1, the net book value of goodwill and consolidation differences, recorded under Italian GAAP at the date of the transaction, is periodically subjected to impairment test and no longer to amortization.

Under IFRS, goodwill and consolidation differences arising on equity investments outside the euro zone are translated at the exchange rate at the end of the accounting period.

The impact of such adjustment to the value of the Consolidated Shareholders’ Equity at December 31, 2004 is positive by approximately euro 94 million.

4) Derivative financial instruments

In order to hedge against the risk of fluctuations in interest rates, exchange rates and commodity prices, the Group enters into derivative contracts for general and specific hedging purposes.

IFRS set specific criteria for the valuation of financial derivatives that differ from those applied under Italian GAAP.

In particular, for financial derivatives used to hedge risks connected with future financial cash flows attributed to an asset, liability or future transaction (Cash Flow Hedge, CFH), main differences consist in:

•	the recording of the financial derivative in the Balance Sheet at its fair value;

•	the recording of the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge directly in equity through the statement of changes in equity; and

•	the recording of the ineffective portion of the gain or loss on the hedging instrument in profit or loss.

For financial derivatives used to hedge the risk of fluctuations in the fair value of an asset or liability recorded in the Balance Sheet (Interest rate Fair Value Hedge), main differences consist in:

•	the recording in the Balance Sheet of the financial derivative at its fair value, as an asset or liability, as appropriate;

•	the recording of the gain or loss on the hedged item attributable to the hedged risk to adjust the carrying amount of the hedged item.

Related adjustments reduced the Consolidated Shareholders’ Equity at December 31, 2004, as calculated in accordance with IFRS, by euro 480 million.

5) Employee benefits

IFRS include among types of benefits to employees “Retirement and post-retirement benefits”. In the case of pre-determined benefits, the actuarial risk (the risk that benefits are lower than expected) and the investment risk (the risk that the value of financial assets accrued is insufficient to cover expected benefits to be paid-out) are borne by the company and not by the employee. It becomes therefore necessary to record the present value, determined in accordance with a specific actuarial method, of the expected liability and costs and revenues relating to the accrual for the same, including financial charges and discounted gains and losses.

Pre-determined benefits to be paid to Enel Group employees, consisting of employee termination indemnities, additional monthly salary payments, indemnities due in lieu of leave, fidelity prizes, corporate pension plans and reductions on electricity tariffs, were accounted for as follows:

•	recording and first-time valuing of:

–	liabilities for reductions on electricity tariffs;

–	fidelity prize liabilities.

•	conforming to the different valuation criteria for:

–	employee termination indemnities;

–	the provision for additional monthly salary payments and indemnities due in lieu of leave;

–	corporate pension plans

The most significant difference is represented by the recording of the liability relating to reductions on electricity tariffs granted to current and retired employees of the company, having a negative impact on the Consolidated Shareholders’ Equity at December 31, 2004 of about euro 1,014 million.

Other adjustments reduced the Consolidated Shareholders’ Equity at December 31, 2004 by approximately euro 322 million.

According to IFRS, stock options attributed to employees are valued at their fair value at the time at which they are assigned. The cost of stock options assigned, represented by their fair value, is recorded in the Income Statement over the period in which the stock options may be exercised (vesting period), recording an equivalent amount in a specific Shareholders’ Equity reserve, with no impact on the Consolidated Shareholders’ Equity. Italian GAAP do not provide for the recording in the Income Statement of such effects.

6) Provisions for risks and charges

Under IFRS, accruals for risks and charges are recorded only when there exists a liability due to an event in the past, and the company has no realistic alternative to the settlement of the obligation. Adjustments are limited to the provision for breakdowns, the provision for plant dismantling costs and the provision for corporate restructurings that under Italian GAAP did not possess these characteristics. The impact of such adjustment to the value of the Consolidated Shareholders’ Equity at December 31, 2004 is positive by about euro 200 million.

Contrary to practice under Italian GAAP, moreover, under IFRS, deferred liabilities for which provisions are accrued must be discounted to their present value.

The adjustment includes also euro 34 million relating to the liability resulting from Terna’s bonus share granted to some shareholders, adjusted to take into account the current listed price of the shares.

Related adjustments had the effect of increasing the Consolidated Shareholders’ Equity at December 31, 2004 by approximately euro 168 million.

7) Other adjustments

Other adjustments relate primarily to the discounting to present value of long-term receivables and payables, in addition to the elimination of deferred taxes, determining a negative impact on the Consolidated Shareholders’ Equity at December 31, 2004, as calculated in accordance with IFRS, of euro 71 million.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

By:	/s/ Avv. Claudio Sartorelli

Name: Avv.Claudio Sartorelli
Title: Secretary of Enel Società per Azioni

Dated: June 14, 2005